TECHNICAL REPORT ON THE CENTRAL MINERAL BELT (CMB) URANIUM –VANADIUM PROJECT, LABRADOR, CANADA

PREPARED FOR CROSSHAIR
EXPLORATION & MINING CORP.

Authors:
C. Stewart Wallis P. Geo
Barry A. Sparkes, P. Geo.,
Gary H. Giroux, P. Eng.

January 20 2011

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TABLE OF CONTENTS

1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-3
2 INTRODUCTION AND TERMS OF REFERENCE	2-1
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6 HISTORY	6-1
7 GEOLOGICAL SETTING	7-1
7.1 Regional Geology	7-1
7-2 Property Geology	7-1
7-3 Local Geology	7-1
8 DEPOSIT TYPES	8-1
9 MINERALIZATION	9-1
10 EXPLORATION	10-1
11 DRILLING	11-1
12 SAMPLING METHOD AND APPROACH	12-1
13 SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
14 DATA VERIFICATION	14-1
15 ADJACENT PROPERTIES	15-1
16 MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
17 MINERAL RESOURCE ESTIMATES	17-1
17.1 Data Analysis	17-1
17.2 Composites	17-4
17.3 Variography	17-5
17.4 Block Models	17-5
17.5 Bulk Density	17-6
17.6 Grade Interpolation	17-7
17.7 Classification	17-8
17.8 Model Verification	17-15

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18 Other Relevant Data and Information	18-1
Environmental And Title Considerations	18-1
19 INTERPRETATION AND CONCLUSIONS	19-1
20 RECOMMENDATIONS	20-1
21 REFERENCES	21-1
22 SIGNATURE PAGE	22-1
23 CERTIFICATES OF QUALIFICATIONS	23-1
24 APPENDIX 1	24-1
Property Holdings	24-1
25 APPENDIX 2	25-1
Drill Holes Used In 2011 Resource Estimate	25-1
26 APPENDIX 3	25-1
Semivariograms	25-1

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LIST OF TABLES

PAGE
Table 1-1 Indicated Vanadium Resource outside of Uranium Resource	1-1
Table 1-2 Inferred Vanadium Resource outside Uranium Resource	1-1
Table 1-3 Indicated Vanadium Resource within Uranium Resource	1-1
Table 1-4 Inferred Vanadium Resource within Uranium Resource Upper C Zone	1-2
Table 1-5 InferredVanadium Resource within Uranium Resource Lower C Zone	1-2
Table 2-1 List of Abbreviations	2-2
Table 11-1 Significant Vanadium Assays	11-1
Table 14-1 Calculated blank and standard Statistical values	14-2
Table 17-1 Comparison of Statistics for V2O5 from assays available for the 2008 Estimate to those available for the 2010 Estimate	17-1
Table 17-2 Statistics for V2O5 from assays inside and outside mineralized solid	17-3
Table 17-3 V2O5 Populations within the C Zone Mineralized Solid	17-4
Table 17-4 Statistics for V2O5 from capped assays inside and outside mineralized solid	17-4
Table 17-5 Statistics for V2O5 from 2 m composites within mineralized solid	17-5
Table 17-6 :Semivariogram Parameters for V2O5 in C Zone	17-5
Table 17-7 Specific Gravities for C Zones sorted by Lithology	17-6
Table 17-8 Specific Gravities for C Zones sorted by Domain	17-6
Table 17-9 Kriging Parameters for V2O5 - Mineralized C Zone Solid	17-8
Table 17-10 Indicated Resource - C Zone Mineralized Portion	17-10
Table 17-11 Inferred Resource - C zone Mineralized Portion of Block	17-10
Table 17-12 Indicated Resource - All C Zones – Mineralized Portion of Block	17-12
Table 17-13 Inferred Resource - All C Zones – Mineralized Portion of Block	17-12
Table 17-14 Indicated Resource - Upper C Main zone	17-12
Table 17-15 Inferred Resource - Upper C Main zone	17-13
Table 17-16 Indicated Resource - Upper C Mylonite Zone	17-13
Table 17-17 Inferred Resource - Upper C Mylonite Zone	17-13
Table 17-18 Indicated Resource – Upper C Zone	17-13
Table 17-19 Inferred Resource – Upper C Zone	17-14
Table 17-20 Inferred Resource – Lower C Zone	17-14
Table 17-21 Indicated Resource - C Zone Mineralized Portion Not Estimated for U3O8	17-15
Table 17-22 Inferred Resource - C Zone Mineralized Protion Not Estimated for U3O8	17-15
Table 19-1 Indicated Vanadium Resource outside of Uranium Resource	19-1
Table 19-2 Inferred Vanadium Resource outside Uranium Resource	19-1
Table 19-3 Indicated Vanadium Resource within Uranium Resource	19-1
Table 19-4 Inferred Vanadium Resource within Uranium Resource Upper C Zone	19-1
Table 19-5 Inferred Vanadium Resource within Uranium Resource Lower C Zone	19-2
Table 20-1 2011 Exploration Cost Estimate	20-1

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LIST OF FIGURES

PAGE
Figure 4-1 Property Location Map	4-4
Figure 4-2 Property Claims Map	4-5
Figure 7-1 Stratigraphic Column	7-3
Figure 7-2 C Zone Geology	7-4
Figure 11-1 Drill Hole Plan	11-3
Figure 14-1 Blank V2O5 results	14-3
Figure 14-2 Standard A (BL-4) V2O5 results	14-4
Figure 14-3 Standard B (BL-2) V2O5 results	14-5
Figure 14-4 Standard C (BL-4A) V2O5 results	14-6
Figure 14-5 Standard D (DL-1a) V2O5 results	14-7
Figure 17-1 Isometric view looking NE of C Zone V2O5 solid with drill hole traces	17-2
Figure 17-2 Lognormal cumulative frequency plot for V2O5 within the mineralized C Zone Solid	17-3
Figure 17-3 Isometric view looking NW showing blocks classified as Indicated with the drill hole composites	17-11
Figure 17-Swath plot for V2O5 showing E-W slices through the deposit	17-16
Figure 17-5 Swath plot for V2O5 showing N-S slices through the deposit	17-16
Figure 17-6 Swath plot for V2O5 showing E-W slices through the deposit	17-17
Figure 18-1 Land Title Map	18-4

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1 SUMMARY

EXECUTIVE SUMMARY

The current vanadium resource estimates were prepared according to accepted CIM definitions and methods (December 2005) by Mr. Gary Giroux, who visited the Property on November 23rd to 25th 2007.

TABLE 1-1  INDICATED VANADIUM RESOURCE OUTSIDE OF URANIUM RESOURCE

V2O5 Cutoff (%)	Tonnes > Cutoff (tonnes)	V2O5 (%)	Million Pounds V2O5
0.13	11,350,000	0.168	42.04
0.14	9,700,000	0.173	37.00
0.15	7,790,000	0.180	30.92
0.16	5,980,000	0.188	24.79
0.17	4,560,000	0.195	19.61
0.18	3,210,000	0.204	14.44

TABLE 1-2  INFERRED VANADIUM RESOURCE OUTSIDE URANIUM RESOURCE

V2O5 Cutoff (%)	Tonnes > Cutoff (tonnes)	V2O5 (%)	Million Pounds V2O5
0.13	38,310,000	0.157	132.62
0.14	29,540,000	0.164	106.82
0.15	21,570,000	0.171	81.33
0.16	14,270,000	0.180	56.64
0.17	9,720,000	0.187	40.08
0.18	5,940,000	0.195	25.54

TABLE 1-3  INDICATED VANADIUM RESOURCE WITHIN URANIUM RESOURCE

U3O8 Cutoff (%)	Tonnes > Cutoff (tonnes)	Grade > Cutoff U3O8 V2O5 (%) (%)		Contained Million Pounds U3O8 V2O5
0.010	10,420,000	0.027	0.076	6.20	17.46
0.015	6,920,000	0.034	0.078	5.19	11.90
0.020	4,730,000	0.041	0.081	4.28	8.45
0.030	2,380,000	0.057	0.085	2.99	4.46
0.040	1,390,000	0.073	0.087	2.24	2.67

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TABLE 1-4 INFERRED VANADIUM RESOURCE WITHIN URANIUM RESOURCE UPPER C ZONE

U3O8 Cutoff (%)	Tonnes > Cutoff (tonnes)	Grade > Cutoff U3O8 V2O5 (%) (%)		Contained Million Pounds U3O8 V2O5
0.010	8,390,000	0.020	0.087	3.67	16.10
0.015	5,320,000	0.024	0.089	2.84	10.44
0.020	3,570,000	0.027	0.091	2.14	7.19
0.030	410,000	0.042	0.101	0.38	0.91
0.040	170,000	0.053	0.104	0.19	0.39

TABLE 1-5  INFERRED VANADIUM RESOURCE WITHIN URANIUM RESOURCE LOWER C ZONE

U3O8 Cutoff (%)	Tonnes > Cutoff (tonnes)	Grade > Cutoff U3O8 V2O5 (%) (%)		Contained Million Pounds U3O8 V2O5
0.015	3,180,000	0.035	0.051	2.45	3.58
0.025	2,110,000	0.043	0.055	2.00	2.56
0.035	1,450,000	0.050	0.058	1.60	1.85
0.045	780,000	0.059	0.065	1.01	1.12
0.055	370,000	0.069	0.074	0.56	0.60

The estimate is classified as an indicated or inferred mineral resource, consistent with the CIM definitions referred to in NI 43-101.  Mineral resources, which are not mineral reserves, have not demonstrated economic viability.  Crosshair is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

Three-dimensional block models utilizing ordinary kriging to interpolate grades into each 10m x 10m x 4m high block were used for the resource estimate.  For the purpose of the current vanadium resource estimate, a vanadium specific model was created in the Upper C rock package above the C Zone thrust fault.  The vanadium model is based on a wireframe solid defining the vanadium mineralized envelope using an external cut-off of approximately 0.1% V2O5.

The vanadium mineralized envelope ranges in thickness from 45 m to 205 m and dips from 50 to 70 degrees to the southeast.  Based on current drilling, the strike and dip lengths of the vanadium mineralized zone are 1500 m and 470 m respectively.

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For the purposes of the new estimates, a specific gravity of 2.83 was used.  Vanadium assays were capped at 0.75% V2O5.  Within the mineralized domain uniform down hole 2 m composites were produced that honoured the solid boundaries.  Intervals less than 1 m at solid boundaries were combined with adjoining samples to produce a uniform support of 2 ± 1 m.

Split drill core samples were sent to Activation Laboratories in Ancaster, ON for analyses.  Vanadium analysis is performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS).  Samples that exceed the upper limit for vanadium are re-assayed using fusion ICP. A QA/QC program was implemented consisting of standard, blank and duplicate samples.

Crosshair has proposed a budget totalling to continue exploration and development on the CMB Project during the summer/fall of 2011.  The program is designed to expand the vanadium resource and test other uranium-vanadium targets on the property.

TECHNICAL SUMMARY

Crosshair’s CMB Project is located within the Central Mineral Belt of Labrador, approximately 140 km north of the town of Happy Valley-Goose Bay and 85 km southwest of the coastal community of Postville on Kaipokok Bay.  Access to the property is by helicopter and float plane out of Goose Bay.  Most necessary goods and services can be obtained in Goose Bay, which has excellent commercial airline connections to St. John’s, Halifax and Montreal.

The CMB Project comprises a total of 2,116 map-staked claims in 22 different mineral licences covering a total area of 52,900 ha located in NTS areas 13K/2, 13K/3, 13K/6, 13K/7, 13K/10 and 13K/11.  The claims include 254 that were acquired from prospectors Lewis and Noel Murphy, 56 that were acquired from Triassic Properties Ltd., and 1,806 that were staked by Crosshair between November 2004 and December 2007.  The southwest end of Lady Lake, which lies just north of the C Zone on licence 11834M, is located at 54° 29" N Lat and 60° 57" W Long.

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Crosshair can earn a 90% interest in the 254 Murphy claims by spending $3 million on exploration [obligation met] and by paying the vendor, Lewis Murphy, a total of $525,000 in cash [all payments made] and issuing 1,600,000 shares [all shares issued] over the five year term of the agreement.  The vendor retains a 2% NSR and a 10% carried interest in the claims plus an area of interest that extends 4 km outward from the claim boundaries.

In December 2005, Crosshair entered into an agreement with Triassic Properties Ltd. in which Crosshair has the right to earn a 100% interest in 56 claims within the CMB Project, by completing $600,000 in expenditures [obligation met], issuing 225,000 Crosshair shares [all shares issued] and paying an aggregate of $140,000 to the vendor [all payments made] over a three year period subject to a 1.5% net smelter royalty.

Uranium was first discovered near Moran Lake by British Newfoundland Exploration Limited (Brinex) who conducted prospecting, geological mapping and radiometric surveying in the area from 1956 to 1958.  Various companies worked the area until 1969, after which it lay dormant until Commodore Mining Company Limited (“Commodore”) was granted a license to the area in 1976.  Shell Canada Resources Limited (“Shell”) worked the property under option for three years up until 1980, when they ceased exploration due to a drop in uranium prices.  Lewis Murphy acquired the Moran Lake claims in 2003 and in October 2004 optioned the ground to Crosshair.

The CMB Project lies near the junction of three tectonic boundaries, where the Grenville front overprints the northeast trending boundary between the Nain and Makkovik tectonic Provinces and the Churchill tectonic Province to the west.  Basement to the area is Archean gneiss of the Nain craton.  In the Early Paleoproterozoic these gneisses were unconformably to tectonically overlain by a series of pillow basalts and shale-sandstone sequences belonging to the approximately equivalent Moran Lake and Post Hill Groups (ca. 2100 to 2000 Ma) (Wardle, 2005).  Both the Post Hill (formerly referred to as the Lower Aillik) and Moran Lake Groups are interpreted to have formed on a passive, south-facing continental margin (Ketchum et al, 2002).

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The Post Hill Group is tectonically overlain by subaerial, rhyolitic ash-flow tuff and volcaniclastic rocks of the Aillik Group (formerly referred to as the Upper Aillik Group) (1860 Ma to 1807 Ma), which are interpreted to have been deposited in a back-arc or rifted back-arc environment (Gower et al, 1982) (Ketchum et al, 2002).  Felsic subaerial volcanic and volcaniclastic rocks of the Aillik Group host the Michelin Deposit on the Aurora Energy Resources Inc. property located approximately 50 km to the east.

The Post Hill and Aillik Groups, and the Archean basement to the north have been intruded by a number of granitic plutonic suites that fall into three general age intervals, 1895 Ma to 1870 Ma, 1815 Ma to 1790 Ma and 1720 Ma to 1715 Ma.

Makkovikian deformation occurred intermittently through the area between 2.0 Ga. and 1.7 Ga.  Peak regional deformation occurred between 1.81 Ga and 1.78 Ga with associated northerly directed overthrusting and major sinistral and dextral shearing along the Moran Lake-basement contacts.  Following a period of tectonic quiescence, the area was intruded in the Late Paleoproterozoic by the voluminous granitoid and lesser mafic plutons of the Trans-Labrador Batholith from 1,650 Ma to 1,640 Ma.  Subaerial felsic volcanic rocks of the Bruce River Group, which occur on the property and to the southwest, are considered magmatically coeval with the Trans-Labrador Batholith.

The local geology comprises Archean granitoid rocks unconformably overlain by Early Paleoproterozoic submarine sedimentary and volcanic rocks of the Moran Lake Group, which are in turn overlain unconformably by the late Paleoproterozoic continental derived sedimentary rocks and subaerial volcanics of the Bruce River Group. The Moran Lake stratigraphy was deformed during the Makkovikian Orogeny and after a hiatus of about 500 Ma without sedimentary record, the Bruce River Group was deposited above the deformed Moran Lake stratigraphy.

Archean rocks on the property are represented by massive to gneissose granodiorite of the Archean Kanairiktok Intrusive Suite.

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The Moran Lake Group consists of shale and arkose plus minor dolostone and iron formation of the basal Warren Creek Formation, which is overlain by pillowed basalts assigned to the Joe Pond Formation.  The Warren Creek Formation rocks are thickest in the south-western end of the Moran Lake Group whereas Joe Pond Formation rocks are more extensive in the northeast.

The Bruce River Group consists of a basal, polymictic conglomerate and sandstone of the Heggart Lake Formation overlain by polymictic conglomerate and tuffaceous sandstone of the Brown Lake Formation.  The uppermost and thickest unit of the Group is the Sylvia Lake Formation, a bimodal, potassic calc-alkaline assemblage of predominantly subaerial volcanic rocks, which are coeval with the plutons of the Trans Labrador Batholith.  Northerly directed compression during the Grenville orogenic event folded the Bruce River Group into a northeast-trending, open, upright syncline.

The area was affected by the Pleistocene Wisconsin glaciation, with ice directions to the east and northeast at the northern extent of the property and to the southeast in its southern portion.  Much of the area has a veneer of ground moraine and boulder tills.  Several eskers that occur in the southern part of the area resulted from sediment deposition in Pleistocene river drainage systems.

The CMB Project was staked in a configuration to cover as much mineralized Paleoproterozoic stratigraphy as was available.  This encompasses mostly rocks of the Moran Lake Group and the unconformably overlying Bruce River Group, which contain known occurrences of uranium, Cu, Pb, Zn, Ag, Fl, pyrite and hematite.

The uranium mineralization is structurally controlled, typically hosted within fracture systems and to a lesser extent within shear zones.  In outcrop it is clear that local faulting, brecciation and alteration, all of uncertain age, are associated with the U-Cu mineralization at the Moran Lake C Zone and Area 1.  The mineralization is epigenetic, and occurs in mafic volcanics of the Joe Pond Formation, Moran Lake Group, as well as in overlying sedimentary rocks of the Heggart Lake Formation, Bruce River Group.  The most striking visual aspect of the mineralized mafic volcanic rocks is the occurrence of strong hematitic alteration accompanied by pronounced

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brecciation as well as lesser chloritization and bleaching/ iron carbonatization, the latter showing up well on weathered surfaces. Closer inspection of both sedimentary and mafic volcanic outcrops frequently reveals local zones of bleaching, a weak foliation in the rock and some dramatic breccias in the mafic volcanics.  In some outcrops, intense alteration can completely mask any primary textures, which makes it very difficult to determine the protolith.  Lack of clean and continuous outcrop obscures the relationships between the secondary events recorded but it is evident that there has been a prolonged, and perhaps repetitive, sequence of structurally-related alteration events imposed on a large volume of rock in some areas of the CMB Project.

The Moran Lake C Zone currently represents the most advanced uranium prospect within the CMB Project area.  Uranium mineralization at the C Zone mainly occurs in two distinct zones, referred to as the Upper C (“UC”) and Lower C (“LC”).  Mineralization in the UC is hosted within brecciated, hematite altered and/or bleached mafic volcanics and hematitic cherts of the Joe Pond Formation, while mineralization in the structurally underlying LC is hosted predominantly within chloritized (reduced) sandstones of the Heggart Lake Formation.

The UC mineralization is fracture-controlled and hosted within red to orange, hematized, albitized and brecciated sections of mafic volcanic rocks and in brecciated hematitic chert.  The uranium mineralization typically occurs as fine grained disseminated or dusty black patches of uraninite locally with associated chalcopyrite and typically with dark green to black chlorite, all which infill small fractures or networks of fractures through brecciated rocks.

The UC also contains vanadium mineralization hosted mainly by hematized and brecciated mafic volcanic rocks of the Joe Pond Formation and brecciated gabbro or diabasic intrusives.  In many areas, the vanadium concentration is directly proportional to the intensity of hematization and brecciation.  The occurrence of vanadium mineralization may coincide with, but is not restricted to zones of uranium mineralization.  Hematite (specularite) is an abundant mineral phase associated with the brecciation and accompanying hydrothermal alteration.  Locally the vanadium concentrations are significant enough for the vanadium to be considered as a potential by-product.

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Uranium mineralization of the LC is predominately found in sections of chlorite altered, green, reduced, sandstone that typically occurs above the Aphebian/Helikian unconformity.  The unconformity dips gently to moderately toward the south-southeast.  Mineralization is hosted within fractures, in patches that are overprinted by dark maroon hematite alteration, and in rare cases, appears to be hosted in the sandstone matrix.  The reduced sandstones containing the LC mineralization also locally carry sulphides, mainly pyrite, in concentrations ranging from trace to 2%.

In 2005 and 2006 Fugro Airborne Surveys conducted a high resolution magnetic and radiometric survey for Crosshair.  The airborne surveys were successful in identifying numerous radiometric anomalies worthy of ground follow-up.

In late 2005 and early 2006, GeoScott Exploration Consultants Inc. conducted a detailed ground-based gravity survey using a Scintrex CG-5 digital gravity meter over the central portion of the property using the C Zone grid.  Results confirmed the presence of a gravity anomaly identified by an earlier airborne survey.

During the summer of 2006 Crosshair mounted an extensive helicopter supported exploration program based out of a camp on Armstrong Lake.  The work, designed to follow-up airborne radiometric anomalies particularly where they occur along the Proterozoic unconformities, included some combination of prospecting, geological mapping, scintillometer surveys, trenching, sampling and drilling in a number of areas including the C Zone, Armstrong showing, Madsen Lake, Moran Heights, B Zone, Croteau Lake, Dominion, Blue Star, Areas 1, 2, 3, 4 and 51.

In conjunction with the 2006 ground exploration program, Crosshair carried out a drilling program totalling 21,486 m.  The 2006 drill program consisted of 137 holes of which 58 tested the UC and to a lesser extent (10 holes of the 58) the LC.  The remainder of the holes tested seven other anomalies or showings on the property.

During the 2007 winter exploration program, Geoscott Exploration Consultants Inc. and SJ Geophysics completed a ground MaxMin EM survey over an area extending from Armstrong

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Lake north-eastward about 4.1 km covering Area 1, the UC and a portion of the LC.  The survey identified a number of anomalies, some of which are related to argillite horizons within the Joe Pond Formation.

During the spring of 2007, Eastern Geophysics Ltd. carried out a ground gravity survey in the vicinity of the C Zone and B Zone in order to fill in gaps from earlier surveys.  An additional infill survey was carried out in October 2007 by MWH Geo-Surveys Inc.

From June to August 2007, Peter E. Walcott and Associates carried out an induced potential (IP) and resistivity survey over the Armstrong - C Zone - B Zone grid.

In February 2007, Fugro Airborne Systems was contracted to carry out a helicopter borne EM survey (HeliGEOTEM) over the northern and central portions of the property.  The survey, comprising 4,718 line km, utilized an AS-350 B2 helicopter stationed at Crosshair’s Armstrong base camp.  Interpretation of the airborne data was carried out by Condor Consulting, who identified at least 25 first, second and third order targets within the survey area, including at least 10 that are deemed to have potential for IOCG style mineralization.

In addition to the ground and airborne geophysical surveys, Crosshair’s 2007 exploration program included a property wide lake sediment sampling survey in which 933 lake sediment sample were collected for analysis.  Several anomalous areas were identified for follow-up during the planned 2008 summer exploration season.

Crosshair also carried out Alpha Track and till sampling surveys over seven main areas of the CMB Property during 2007.  Concurrent with the Alpha Track survey, till samples were also collected from the seven main survey areas, which included the C Zone, Area 1, B Zone, Moran Heights, Blue Star, Croteau Lake and Madsen Lake.  A total of 875 Alpha Track detectors were deployed and 674 till samples were collected; several anomalies and areas of interest were identified for follow-up.

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In 2007, Aero Geometrics Ltd. was contracted to fly an aerial photo survey over four separate “blocks” of the CMB Property, covering a total of 459 km2.

In conjunction with the ground and airborne surveys, Crosshair carried out a total of 28,794 metres of drilling in 155 holes during two separate phases on the CMB Project during 2007.  During the 2007 winter phase from late January to late April, Crosshair carried out 8,211 m of drilling in 26 holes at the C Zone, including fifteen which tested both the UC and LC Zones, six which tested the UC only, and 5 which tested the LC.  The winter program also included limited drilling at Area 1 (543 m in 4 holes), the Armstrong showing (214 m in 2 holes) and the Dominion showing (442 m in 2 holes).

During the 2007 summer program from late June to mid November, Crosshair carried out a total of 19,384 m of drilling in 121 holes at the C Zone (15,776 m in 89 holes), Area 1 (2,822 m in 26 holes) and Croteau Lake (785 m in 6 holes).  The program returned the best intercepts to date from the UC, highlighted by 46.3 m averaging 0.100% U3O8 and 0.130% V2O5, including 22.4 m averaging 0.202% U3O8 and 0.123% V2O5 from hole ML-122; 45.7 m averaging 0.100% U3O8 and 0.093% V2O5 from hole ML-87; and 39.0 m averaging 0.101% U3O8 and 0.124% V2O5 from ML-90.  The 2007 program successfully extended the strike length of the C Zone mineralization to 1,300 m, which represents a 100% increase from 2006.

During the winter of 2008, Crosshair completed approximately 12,043 metres of drilling in 55 holes on the CMB Property.  Drilling focused on a newly discovered zone of mineralization in the Armstrong area, where 6,210 metres were drilled in 30 holes.  The remainder of the drilling focused on other priority targets including the C Zone (1,509 metres in 9 holes), Area 1 (760 metres in 4 holes) and the B Zone (1,004 metres in 9 holes).  Three holes totalling 2,560 metres also tested deeper targets along the Armstrong – C Zone – B Zone corridor that were identified from the gravity, IP and EM survey data.

In December 2009 and January 2010, previously drilled core stored in Goose Bay was resampled and assayed for vanadium.  This resampling program was continued in July 2010 by resampling selected core stored in the Armstrong camp.  Highlights from this program include

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 241.0 m averaging 0.179% V2O5, including 20.0 m averaging 0.228% V2O5 from hole ML-182; 62.6 m averaging 0.237% V2O5, including 15.0 m averaging 0.301% V2O5 from hole C-14; and 73.0 m averaging 0.163% V2O5 from hole ML-74.  These assays were used in the estimation of the vanadium resource.

Preliminary metallurgical test work was performed by the Saskatchewan Research Council in 2007 on select samples from Crosshair’s CMB Project.  The best recoveries were from agitated sulphuric acid leach tests.  At ambient temperatures and samples ground to -200 mesh, recoveries ranged from 95.2% uranium and 35.1% vanadium, to 98.5% uranium and 35.6% vanadium.

In 2010, Crosshair retained the services of SGS Mineral Services (SGS) to conduct further bench-scale metallurgical studies on the vanadium zone.

A series of four agitated leach tests were performed on the samples.  Extraction varied from 13.4% (25 g/l acid concentration) to 93.6% (400 g/l acid concentration).  A more moderate 250 g/l concentration resulted in 92.6% recovery and it was suggested that a two stage leach regime could be utilized to reuse the excess acid but consumption at 500kg/t would likely result in a high operating cost.

A single caustic leach failed to extract any vanadium.  Two salt roast leach tests were carried out, one on the whole ore composite and on the sink fraction of a heavy media separation.  Results indicated 2.4% and 14.6% extraction respectively.  The water leach residue from the sink fraction test was subsequently subjected to an acid leach resulting in vanadium extraction of 86%.  SGS suggests that roasting of a low grade whole ore on its own would not likely be economic.

Over 90% of the CMB Property and all of the currently defined resources fall outside of Labrador Inuit Lands (LIL) and are not directly impacted by the Nunatsiavut Government’s April 2008 decision to place a three year moratorium on uranium mining within their self-governed LIL.  This moratorium was put in place in order to allow the Nunatsiavut Government

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time to establish a lands administration system and to develop an Environmental Assessment Act and environmental protection legislation.   The moratorium is scheduled to expire in April 2011.

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2 INTRODUCTION AND TERMS OF REFERENCE

This technical report on the Company’s Labrador Central Mineral Belt Uranium Project (CMB Project) was prepared in January 2011 by Stewart Wallis, P. Geo., Barry Sparkes P. Geo and Gary H. Giroux, P. Eng., MASc.  The report was prepared at the request of Crosshair management in support of a vanadium resource estimate on the C Zone.  The resource estimates were prepared by Independent Consultant, Mr. Giroux, based on drilling samples previously un-assayed for V2O5 which were analyzed in 2010.  The technical report was prepared in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Stewart Wallis P. Geo. is a Qualified Person and President and CEO of the Company, and is not independent of the Company.  Barry Sparkes P. Geo., a consultant to the company at the time supervised the onsite sampling of the previously drilled core during the months of December 2009, January 2010 and July 2010.  The vanadium resource estimate contained in this report was prepared by Independent Consultant Gary H. Giroux, P. Eng., who carried out a site visit on November 23rd to 25th 2007 during the last major drill program as part of the requirements of authoring the previous uranium resource estimate (Morgan & Giroux, 2008).

SOURCES OF INFORMATION

The documentation reviewed as well as other sources of information used in the preparation of this technical report are listed at the end of the report in Section 21, References.

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TABLE 2-1  LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system.  All currency in this report is Canadian dollars (CDN$) unless otherwise noted.

μ	micron	kPa	kilopascal
°C	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	kilowatt
μg	microgram	kWh	kilowatt-hour
A	ampere	L	litre
a	annum	L/s	litres per second
bbl	barrels	M	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m2	square metre
cal	calorie	m3	cubic metre
cfm	cubic metres per minute	Min	minute
cm	centimetre	MASL	metres above sea level
cm2	square centimetre	Mm	millimetre
d	day	Mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
dmt	dry metric tonne	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft2	square foot	Oz	Troy ounce (31.1035g)
ft3	cubic foot	oz/dmt	ounce per dry metric tonne
g	gram	Ppm	part per million
G	giga (billion)	Psia	pound per square inch absolute
Gal	Imperial gallon	Psig	pound per square inch gauge
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	S	second
gpm	Imperial gallons per minute	St	short ton
gr/ft3	grain per cubic foot	Stpa	short ton per year
gr/m3	grain per cubic metre	Stpd	short ton per day
hr	hour	T	metric tonne
ha	hectare	Tpa	metric tonne per year
hp	horsepower	Tpd	metric tonne per day
in	inch	US$	United States dollar
in2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
k	kilo (thousand)	V	volt
kcal	kilocalorie	W	watt
kg	kilogram	Wmt	wet metric tonne
km	kilometre	yd3	cubic yard
km/h	kilometre per hour	Yr	year
km2	square kilometre

3-1

3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Stewart Wallis, P.Geo., of Crosshair Exploration & Mining Corporation, Barry A. Sparkes P. Geo., and by Independent Consultant Mr. Gary H. Giroux, P. Eng., in support of the vanadium resource estimate for the CMB Project prepared by Mr. Giroux.  The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to the authors at the time of preparation of this report,

•	Assumptions, conditions, and qualifications as set forth in this report, and

•	Data, reports, and other information supplied by Crosshair personnel and other third party sources.

4-1

4 PROPERTY DESCRIPTION AND LOCATION

The CMB Project is located in NTS areas 13K/2, 13K/3, 13K/6, 13K/7, 13K/10, and 13K/11 within the Naskaupi Electoral District of central Labrador (Figure 4-1).  The southwest end of Lady Lake, which is just north of the C Zone mineralization, is at 54° 29" N Latitude and 60° 57" W Longitude.

The CMB Project comprises 2,116 map-staked claims covering a total of 52,900 hectares (see Appendix 1, Figure 4-2).  The claims include 254 that were acquired from prospectors Lewis and Noel Murphy, 56 acquired from Triassic Properties Ltd. and 1,806 that were staked by Crosshair between November 2004 and December 2007.

In October 2004, Crosshair entered into an option agreement with prospector Lewis Murphy in which Crosshair may earn an interest in 67 claims in the Central Mineral Belt of Labrador.  The agreement was amended in March 2005 to include an additional 187 claims; all 254 claims now constitute a portion of the CMB Project and have been transferred to Crosshair.  Under the terms of the amended agreement, Crosshair can earn a 90% interest in the claims by spending $3,000,000 in eligible exploration expenditures, issuing 1,600,000 Crosshair shares and paying an aggregate of $575,000 to the vendor over a five year period commencing on the “Approval Date” of the agreement.

Crosshair must also complete a bankable feasibility study for the Commencement of Commercial Production by November 10, 2013.  The vendor will retain a 10% interest in the claims, to be carried fully through to the Commencement of Commercial Production, in addition to a 2% Net Smelter Royalty.  Commencing on the first anniversary from which Crosshair completes its earn-in obligations and thus becomes vested as to its 90% interest, Crosshair will pay the vendor an advance royalty of $200,000 per year until the Commencement of Commercial Production.  To October 31, 2010, Crosshair has spent in excess of $19 million in exploration on the claims, issued 1,350,000 shares and made cash payments totalling $575,000 to the vendor.  Beginning November 10, 2009, Crosshair is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production.  Crosshair is

4-2

also required to complete a bankable feasibility study that is due on or before November 10, 2013.  Crosshair has not made the two advance Royalty payments currently due having declared a force majeure.

In December 2005, Crosshair entered into an agreement with Triassic Properties Ltd. in which Crosshair has the right to earn a 100% interest in 56 claims (Appendix 1) in the Central Mineral Belt of Labrador.  The claims now constitute a portion of the CMB Project and have been transferred to Crosshair.  Under the terms of the agreement Crosshair has the option of earning a 100% interest in the claims by spending $600,000 in eligible exploration expenditures, issuing 225,000 Crosshair shares and paying an aggregate of $140,000 to the vendor over a three year period commencing on the “Approval Date” of the agreement.  All obligations have been met.  The vendor shall retain a 1.5% net smelter royalty, of which Crosshair may, at any time prior to the commencement of commercial production, acquire a ⅓ share (0.5% of the Net Smelter Returns) for $700,000.

As specified in the Mineral Regulations under the Newfoundland and Labrador Mineral Act, each map-staked claim consists of a 500 m square bounded by one corner of a UTM grid square (NAD 27) which defines the location.  The claims are not surveyed.  Up to 256 coterminous map-staked claims can be issued in a single map-staked licence.

To maintain the claim in good standing a minimum amount of annual assessment work must be completed on each claim.  The amount varies from $200 in the first year, increasing in $50 increments to $400 in the fifth year, $600 per year for year’s six to ten, $900 for years eleven to fifteen and $1,200 for years sixteen to twenty.  Renewal fees of $25 per claim are required at year five, $50 per claim in year ten, and $100 per claim at year fifteen.  Excess assessment work can be carried forward for a maximum of nine years.  At any time, providing at least three years of assessment work has been completed, a mining lease may be applied for.  At that time a legal survey must be completed.  The annual rental for a lease is $80 per ha.

4-3

A total of $3,500 for a 5th Year Renewal Fee must be paid by February 28, 2011 on licence 11770M.  All licences have sufficient exploration expenditures to keep them in good standing until at least 2012.

Approximately 9% of the CMB Project area lies within Labrador Inuit Lands (LIL). The majority of the property, including the currently defined C Zone, Area 1, and Armstrong resources lies outside of LIL and are not directly impacted by the Nunatsiavut Government’s April 2008 decision to place a three year moratorium on uranium mining within their self-governed LIL.  This moratorium was put in place in order to allow the Nunatsiavut Government time to establish a lands administration system and to develop an Environmental Assessment Act and environmental protection legislation.   The moratorium is scheduled to expire in April 2011.

4-4

Figure 4-1 Property Location Map

200,000 mE
400,000 mE
600,000 mE
N
6,600,000 mN
6,400,000 mN
6,200,000 mN
6,000,000 mN
5,800,000 mN
CMB
Property
CMB
URANIUM
PROJECT
CROSSHAIR
Central Mineral Belt Property
Property Location Map
1:4,300,000
DATUM NAD27
NTS:
FIGURE 4-1
Jan. 11, 2011

4-5

Figure 4-2  Property Claims Map

N
620,000 mE
630,000 mE
640,000 mE
6,040,000 mN
6,030,000 mN
6,020,000 mN
6,010,000 mN
6,000,000 mN
012617M
012618M
009781M
012616M
C ZONE
011834M
011835M
011770M
009783M
011395M
010715M
017565M
017564M
010368M
017581M
017566M
014515M
013635M
010367M
013634M
017569M
013427M
CROSSHAIR
Central Mineral Belt Property
Property Claims Map
1:240,000
DATUM NAD27
NTS:
FIGURE 4-2
Jan. 11, 2011

5-1

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Crosshair’s CMB Project is located in central Labrador approximately 140 km north of the town of Happy Valley – Goose Bay and 85 km southwest of the coastal community of Postville on Kaipokok Bay.  Access to the property is by helicopter or float plane out of Goose Bay.  Most necessary goods and services can be obtained in Happy Valley – Goose Bay, which has excellent commercial airline connections to St. John’s, Halifax and Montreal.

This portion of central Labrador has a sub-Arctic climate, with strong seasonal contrasts marked by short cool summers and long cold winters.  Freeze-up typically begins in late October and lasts until early to mid June.  Snow cover is relatively heavy and usually lasts seven to eight months.  Daytime temperatures during the winter typically range from -15º Celsius to -30º Celsius, while daytime summer temperatures typically range from 15º Celsius to 25º Celsius with temperatures above 30 º Celsius being common in late July and early August

Topographically the property generally consists of rolling highlands and commonly steep sided valleys that contain boggy ground, ponds and small lakes. The average elevation on the property is approximately 300 m above sea level, ranging from a low of 140 m in the northern portion of the property to a maximum of 510 m near Otter Lake in the southern part of the property.  The region is largely tree covered, mainly with scrubby black spruce and some deciduous trees with thick intervening growth of alders, except for the higher ground in the south which is more barren.

6-1
6 HISTORY

The history of the project area has been described in detail in several previous 43-101 reports including Morgan and Giroux, 2008.  The reader is referred to these reports for further information.

7-1
7 GEOLOGICAL SETTING

7.1 REGIONAL GEOLOGY

The regional geology of the project area has been described in detail in several previous 43-101 reports including Morgan and Giroux, 2008.  The reader is referred to these reports for further information.

7-2 PROPERTY GEOLOGY

The property geology of the project area has been described in detail in several previous 43-101 reports including Morgan and Giroux, 2008.  The reader is referred to these reports for further information.

7-3 LOCAL GEOLOGY

C ZONE

The Moran Lake Upper and Lower C Zones (UC, LC) are dominated by sedimentary rocks of the Heggart Lake Formation, Bruce River Group, and mafic volcanic rocks of the Joe Pond Formation, Moran Lake Group (Figure 7-1).  The generally red oxidized sandstones and conglomerates of the Bruce River Group unconformably overlie the maroon, hematite-altered and brecciated, pillowed and massive mafic volcanic rocks of the Moran Lake Group.  The rocks typically dip 45° to the southeast and strike northeast-southwest.  Minor gabbroic bodies and relatively unaltered green massive mafic dikes are seen throughout the area.

The UC deposit occurs in a zone of structural and stratigraphic complexity, where a sliver of Heggart Lake sedimentary rocks and unconformably underlying Joe Pond Formation basalt have been thrust faulted over sedimentary rocks of the Heggart Lake Formation (Figure 7-2).  The mafic volcanic rocks in the UC have undergone intense brecciation and have been subjected to strong hydrothermal alteration as demonstrated by moderate to intense hematization and locally strong bleaching and carbonate alteration.  Uranium mineralization occurs mainly in the more

7-2
strongly altered and brecciated rocks of the mafic volcanic sequence as well as in jasperoidal chert units below but proximal to the unconformity.

The LC geology comprises a 50 m to 100 m thickness of Heggart Lake Formation red oxidized sandstone and green reduced sandstone along with lesser conglomerate.  The upper contact between the LC and the UC is defined by a thrust fault described above.  Further to the southwest this fault completely cuts off the LC sedimentary rocks.  The lower contact between the LC sandstones and Joe Pond Formation mafic volcanics represents the Aphebian/Helikian unconformity, which dips gently to the southeast.  Oxidation in the LC is believed to be of a diagenetic or primary origin, whereas the reduced sandstones are clearly the result of a widespread reduction alteration event evidence of which is provided by destruction of primary sedimentary textures in the most intensely reduced units.  There is no obvious structural or lithological control on the distribution of the reduced sandstone.

7-3
FIGURE 7-1  STRATIGRAPHIC COLUMN

Croteau Lake
Area 51, B Zone, Area 3, Area 4
Moran Heights
C Zone
Mesoproterozoic
Paleoproterozoic
Archean
1650
1700
1800
1890
2000
2100
>2700
SW
NE
Grenvillian orogeny
Grenvillian orogeny
Brown Lake Fmn
basal conglomerate, sandstone, minor felsic volc
Sylvia Lake Fmn
felsic and lesser intermediate volcanics
Heggart Lake Fmn
sandstone and minor felsic volc
A4
A3
BZ
Heggart Lake Fmn
sandstone and minor felsic volc
MH
Bruce River Group
Upper unconformity
Makkovikian orogeny
Makkovikian orogeny
Early deformation
Early deformation
Early deformation
Iron Formation
CL
Warren Creek Fmn
shale, arkose, minor dolostone
Joe Pond Fmn
mafic volcanics, pillow basalt
Warren Creek Fmn
shale, arkose, dolostone
Veined dolostone
A51
Joe Pond Fmn
mafic volcanics, pillow basalt, minor chert & siltstone (possible Warren Creek?)
Moran Lake Group
Lower unconformity
Nain Craton basement
granite, orthogneiss
Heggart Lake Fmn
sandstone and minor felsic volc
Makkovikian orogeny
Upper unconformity
Joe Pond Fmn
mafic volcanics
Upper C
Thrust repetition of Upper Unconformity
Heggart Lake Fmn
sandstone and minor felsic volc
Lower C
Makkovikian orogeny
Upper unconformity
Joe Pond Fmn
mafic volcanics
Lower C
Warren Creek Fmn
shale, arkose, minor dolostone
Lower unconformity
Nain Craton
granite, orthogneiss
Sheared contact
Uranium mineralization
Deformation/orogeny
Unconformity
Faulting
(no kinematics)

Figure 7-1 Stratigraphic sections for Croteau Lake, B Zone, Area 3, Area 4, Area 51, Moran Heights and the C Zone. Possible thrust faulting in the C Zone has resulted in a repetition of the stratigraphy, including the Upper unconformity. Abbreviations for mineralization, as noted in red letters adjacent to black ellipses are: Croteau Lake (CL); B Zone (BZ); Area 51 (A51); Area 3 (A3); Area 4 (A4); Moran Heights (MH); Upper and Lower C are as indicated.

* Note that mineralization and structure denote only stratigraphic location, not temporal relationships. **Note that the sizes of the coloured "Formation" boxes do not represent the true thicknesses of the units

CROSSHAIR EXPLORATION & MINING

Central Mineral Belt Project

Stratigraphic Section & Relative Location of Mineralization

Drawn: P. Collins	NTS: n/a	Figure 7-1
Scale: n/a	DATUM: n/a	Date: Jan 2011

7-4
FIGURE 7-2  C ZONE GEOLOGY

6,041,000 mN
6,040,000 mN
6,039,000 mN
630,000 mE
631,000 mE
632,000 mE
633,000 mE
634,000 mE
635,000 mE
N
C Zone
0
500
1,000
metres
PALEOPROTEROZOIC
Bruce River Group
Sylvia Lake Formation rhyolite to andesite, minor basalt
Brown Lake Formation polymictic conglomerate
Heggart Lake Formation sandstone, conglomerate
Trans Labrador Batholith
Nipishish Lake Intrusive Suite Otter Lake - Walker Lake Granite
Moran Lake Group Equivalents
mafic metavolcanics
Moran Lake Group
Joe Pond Formation basalt
Warren Creek Formation siltstone, shale, dolostone
Archean
Kanairiktok Intrusive Suite
Kanairiktok Intrusive Suite variably deformed granite
Unconformity
CROSSHAIR
Central Mineral Belt Property
C Zone Geology
1:25,000
DATUM NAD27
NTS:
FIGURE 7-2
Jan. 11, 2011

8-1
8 DEPOSIT TYPES

As discussed by Sparkes and Kerr (2008), uranium mineralization throughout the Labrador Central Mineral Belt represents a broad spectrum of styles, including in a broad sense both syngenetic and epigenetic styles of mineralization.  Syngenetic uranium mineralization includes that which is hosted within pegmatites and evolved granites, as well as weakly deformed felsic volcanic rocks, while shear zone and breccia-hosted mineralization falls into the epigenetic classification.

In the Moran Lake area in particular, uranium occurrences in the Bruce River Group, above an unconformity with the underlying Moran Lake Group, came to be considered as unconformity-type uranium deposits because of the rough lithostratigraphic analogy to the Athabasca Basin uranium deposits in Saskatchewan.  This model requires two fluids, a reducing fluid originating in the basement (Moran Lake Group and beneath) and an oxidizing fluid originating in the basal conglomerates and volcaniclastic sandstones of the Bruce River Group.  The mixing of the two fluids in a structural trap, such as a fault, causes the uranium mineralization and a halo of alteration products to precipitate at or below the unconformity. The presence of graphitic and/or sulphidic material in the structural trap enhances the mineralizing process.  On Crosshair’s CMB Property, uranium mineralization at the Lower C and Moran Heights areas occurs proximal to the unconformity between the Moran Lake and Bruce River Groups, but cannot be categorically classified as unconformity-style mineralization.

The Iron Oxide Copper-Gold (IOCG) deposit model has been applied to the Central mineral Belt of Labrador during the last several years.  While IOCG designation embraces a broad spectrum of polymetallic deposits, the Olympic Dam deposit (end member) in Australia offers an attractive model type because of its Cu-U-Au mineralization, huge size, large associated gravity anomaly and associated intense brecciation and alteration including hematization, sericitization and silicification.  IOCG deposits can be associated with intra-continental anorogenic magmatism and are localized along high- to low-angle faults that are generally splays off major crustal-scale faults.

8-2
Several lines of evidence suggest the possible existence of an IOCG deposit on Crosshair’s CMB Project. The tectonic and structural settings are permissive, and the uranium mineralized C and B Zones, with associated Cu, Ag and Au values, occur on the flanks of a gravity anomaly.  Furthermore, the uranium mineralization occurs within an extensive envelope of altered rock, most obviously with Fe-carbonatization, and is spatially associated with local breccia zones and intense alteration including hematization, bleaching, carbonatization and chloritization.

9-1

9 MINERALIZATION

C ZONE

The Moran Lake C Zone currently represents the most advanced uranium prospect on the property.  Drilling at the C Zone has identified two main zones of mineralization, the Upper C (“UC”) and Lower C (“LC”).  The mineralization in the UC is hosted within the hematite altered mafic volcanics of the Joe Pond Formation, while mineralization in the LC is dominantly hosted within reduced sandstones of the Heggart Lake Formation.

The uranium mineralization in the UC is fracture-controlled and dominantly hosted within maroon, hematized, silicified and brecciated sections of the mafic volcanic rocks.  The sections also typically contain brecciated quartz-carbonate veins, pyrite and chalcopyrite.  The strongest uranium mineralization in the UC occurs in two main settings.  Some of the most intense uranium mineralization occurs in dark red, very siliceous jasper/chert units that are intensely fractured and contain specular hematite, magnetite and pyrite throughout.  Strong uranium mineralization also occurs within a bleached, silicified, iron-carbonate-bearing zone, near the base of the hematitic alteration.  In addition, local sections of mineralization occur within a fault/shear zone in the upper portion of the altered mafic volcanics, as well as within a graphitic zone that lies immediately beneath the iron-carbonate-bearing zone.

Rocks at the UC have been subjected to one or more pronounced structural events accompanied by intense hydrothermal alteration. Cross-cutting vein relationships indicate that specular hematite is late in the paragenetic sequence and that the uranium mineralization is probably even later, as supported by preliminary petrography work which suggests that at least some of the uranium mineralization may be related to late stage calcite – sulphide ± hematite veinlets (Ross, 2007).

Locally associated with the uranium mineralization in the UC are disseminated and fracture-filling sulphides dominated by pyrite, chalcopyrite, and iron oxides, generally hematite (earthy and specular) and magnetite, ranging from trace to locally 5% with an average of 1% to 2%.

9-2
Hole ML-73, however, intersected 8.1 m of massive pyrite over a core length of 14 m.  Uranium mineralization is not associated with the massive sulphides intersected by ML-73.  Uranium content does not seem dependent upon the amounts of either sulphide or oxide, but generally both are present when uranium reaches potentially economic concentrations.  The LC mineralization also generally carries sulphides, mainly pyrite, in concentrations ranging from trace to 2%.

The UC also contains vanadium mineralization hosted mainly by hematized and brecciated mafic volcanic rocks of the Joe Pond Formation and brecciated gabbro or diabasic intrusives.  In many areas, the vanadium concentration is directly proportional to the intensity of hematization and brecciation.  The occurrence of vanadium mineralization may coincide with, but is not restricted to zones of uranium mineralization.  Hematite (specularite) is an abundant mineral phase associated with the brecciation and accompanying hydrothermal alteration.  The hematite is present as fine needles and both rims breccia fragments and makes up breccia cement.  Locally the vanadium concentrations are significant enough for the vanadium to be considered as a potential by-product.  Significant drill intersections of vanadium-rich mineralization are listed in Table 11-1.

Uranium mineralization in the LC is texturally dissimilar from the UC mineralization and occurs in green, reduced, chloritic, locally sheared horizons within sandstone.  The mineralization occurs as diffuse zones of radioactivity that are not everywhere associated with fracturing or veining such as in the UC.  Most of the best intervals of LC uranium mineralization are characterized by a patchy or diffuse pink hematite overprint, locally with black spotty chlorite (± uraninite) within otherwise green reduced sandstone or conglomerate.  The volcanic rocks underlying the unconformity, although typically unmineralized, do locally contain uranium mineralization associated with hematite-rich fractures.

Limited petrography work suggests that the main uranium mineral in the UC is uraninite, although brannerite and coffinite have also been identified.  The coffinite appears to represent uranium that was re-mobilized by later deformation and/or hydrothermal activity (Wilton, 2008).

9-3
As summarized by Lewis (2007), uranium deposition at the C Zone is believed to have occurred from the geochemical reduction of regional, highly oxidized, uranium enriched fluids.  Local lithologies (ex: jasperoidal chert zones), secondary alteration, and fluid mixing may have all acted as reducing agents at the C Zone, resulting in the diverse styles and geological settings of uranium mineralization observed there.

10-1

10 EXPLORATION

Previous exploration by Crosshair during the period 2006 to 2008 has been reported in the previous Technical Report filed on Sedar (Morgan and Giroux 2008).  This work has included airborne magnetic and radiometric surveys, local ground gravity, EM and induced polarization/resistivity surveys, till sampling, alpha track radiometric surveys, lake bottom sediment sampling and drilling.  No work other than resampling of the drill core for vanadium as discussed in this report has been carried out since August of 2008.

11-1
11 DRILLING

Between January 2006 and August 2008, Crosshair drilled approximately 62,363 m in 347 holes on the CMB Project.  The focus of the drilling to date has been the C Zone, where Crosshair has completed approximately 39,770 m of drilling in 187 holes (Figure 11-1)

The drilling has been discussed in the previously filed Technical Report (Morgan & Giroux 2008).  There has been no drilling since August 2008.

During December 2009 and January 2010 drill core stored in the Goose Bay core storage facility was resampled by Crosshair and analysed for vanadium.  This included historic core drilled by Shell Resources in the 1970s.  In July 2010 core stored at the Armstrong camp was also resampled and analysed for Vanadium.  These new results are incorporated in the new resource estimate described in Section 17.  Significant results used in the Vanadium resource are listed below in Table 11-1

TABLE 11-1   SIGNIFICANT VANADIUM ASSAYS

Hole		From (m)	To (m)	Length (m)	% V2O5
C-04		2.0	24.7	22.7	0.240
C-06		50.9	64.0	13.1	0.199
C-07		23.4	46.6	23.2	0.166
C-09		3.4	61.0	57.6	0.176
	including	25.0	39.1	14.1	0.219
C-10		1.8	16.4	14.5	0.192
		64.0	78.0	14.0	0.171
C-11		12.0	55.0	43.0	0.197
C-12		75.3	84.5	9.2	0.246
C-13		7.2	24.4	17.2	0.209
C-14		8.0	70.6	62.6	0.237
	including	12.1	27.1	15.0	0.301
C-15		41.1	55.4	14.3	0.212
C-17		26.0	36.8	10.8	0.211

11-2

C-19		70.7	80.0	9.4	0.227
C-31		61.1	74.0	13.0	0.163
C-32		24.0	67.0	43.0	0.278
ML-15		54.1	69.6	15.5	0.305
ML-17		61.7	79.0	17.3	0.184
ML-21		51.2	80.7	29.5	0.194
		84.7	100.2	15.5	0.193
ML-50		68.2	114.0	45.9	0.183
ML-57		21.2	61.2	40.0	0.228
ML-59		27.0	102.0	75.0	0.231
ML-61		139.0	171.0	32.0	0.167
ML-63		160.3	222.0	61.7	0.176
ML-73		178.0	198.0	20.0	0.199
		206.0	247.0	40.8	0.195
		253.0	285.3	32.3	0.179
ML-74		176.0	249.0	73.0	0.163
ML-81		1.6	38.0	36.4	0.165
ML-83		3.0	42.5	39.5	0.178
ML-108		14.4	40.0	25.6	0.160
		72.0	126.6	54.6	0.214
ML-111		3.0	46.4	43.4	0.153
ML-112		1.7	53.6	51.9	0.171
ML-114		192.0	264.0	72.0	0.209
ML-129		18.5	48.0	29.5	0.184
ML-143		114.0	128.0	14.0	0.331
ML-151		4.0	64.0	60.0	0.161
ML-162		5.0	29.0	24.0	0.169
		58.0	90.0	32.0	0.162
ML-163		39.00	64.0	25.0	0.346
		39.0	52.0	13.0	0.490
ML-170		2.3	38.0	35.7	0.218
ML-171		1.4	29.0	27.6	0.231
ML-172		2.0	30.0	28.0	0.168
ML-178		26.0	36.0	10.0	0.174
ML-179		25.0	36.0	11.0	0.215
		62.0	98.0	36.0	0.182
ML-181		58.5	213.5	155.0	0.184
	including	65.5	98.5	33.0	0.216
ML-182		30.0	271.0	241.0	0.179

11-3

FIGURE 11-1  DRILL HOLE PLAN

N
631,750 mE
632,000 mE
632,250 mE
632,500 mE
632,750 mE
633,000 mE
6,038,750 mN
6,038,500 mN
6,038,250 mN
6,038,000 mN
6,037,750 mN
Unconformity
Thrust Fault
Fault
Heggart Lake Formation
Sandstone and Conglomerate
Joe Pond Formation
Basalt
800E
900E
1000E
1100E
1200E
1300E
1400E
1500E
1700E
1800E
1900E
2000E
2100E
0 100 200
metres
Holes used in Vanadium Resource
CROSSHAIR
Central Mineral Belt Property
C Zone Drill Plan Map
1:6,000
DATUM NAD27
NTS: 13K/07
FIGURE 11-1
Jan. 12, 2011

12-1

12 SAMPLING METHOD AND APPROACH

Core sampling was conducted on both historic Shell Resources and Crosshair drill core at the Goose Bay core storage facility.  Two diamond-bladed rock saws were utilized to split whole core or to quarter previously assayed core.  Sampling was supervised by geologist Barry Sparkes, P. Geo.  The Shell core is AQ-size and was halved through prospective unsampled intervals and quartered through historically sampled uraniferous zones.  The Crosshair drill core was BTW-sized and halved where previously unsampled.  Since Crosshair had already assayed for vanadium in previous programs, the vast majority of Crosshair-sampled core was not re-sampled or quartered.  Sample lengths were typically 2 metres but varied from 0.10 to 5.50 metres as determined by alteration and lithology with an average sample length of 0.68 metres.

A QA/QC sampling protocol was implemented whereby either a blank, a core duplicate (quartered core) or one of four industry-prepared standards were inserted on the order of one in every ten core assays.

13-1

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

Sample preparation for the drill core was carried out by Activation Laboratories (ActLabs) at the Goose Bay sample preparation facility.  The pulps were shipped to the main laboratory at Ancaster Ontario.  Actlabs is a recognized laboratory that maintains internal QA/QC using standards, blanks and duplicates and is accredited under ISO/IEC 17025, which includes ISO 9001 and 9002 Certification.

Assay results from Actlabs were forwarded electronically to Crosshair offices in Vancouver BC.  Final assay certificates are on file at Crosshair’s office in Vancouver.

Core samples were assayed for UT4, a TD-MS multi-element package with automatic vanadium FUS-ICP assays on samples with greater than 1000 ppm V.  Standards were analyzed using the 5DU (DNC) method and UT4.  The standards used are normally uranium standards, but have reported vanadium content as well. Crosshair was unable to find suitable vanadium standards for the mineralization type and elected to use the uranium standards.

Crosshair personnel involved in the sampling process were monitored to ensure proper procedures were followed.  The individual samples were put into large bags and sealed for shipment by Crosshair staff to the ActLabs prep facility in Goose Bay.  No Crosshair staff was involved in the sample preparation or assaying processes.

A selection of core that is representative C zone is stored in the Newfoundland and Labrador Government core library in Goose Bay.

Barry Sparkes P. Geo. is of the opinion the sample preparation, security and analyses are appropriate for the type mineralization encountered.

14-1

14 DATA VERIFICATION

Crosshair has a QA/QC program in place using standards, blanks, pulp duplicates and core duplicates to monitor and assess the accuracy of analytical results and consistency of the reporting laboratory.  QA/QC procedures were designed to ensure that at least one standard, one blank and one field duplicate were inserted into the drill-sample stream for every 30 drill samples.  A field duplicate sample is an interval of drill core quarter split with both quarters sent for assay.  The sample blank material was prepared from a siliceous siltstone with no uranium mineralization except for samples sent during winter 2009-2010 sampling on core in Goose Bay for which a Quaternary sand deposit near Goose Bay was used.  Standards used were certified uranium reference standard obtained from CANMET Mining and Mineral Sciences Laboratories.

The following discussion of the core duplicate, blank and standard results includes graphical representation of the data.  The graphs show the V2O5 grades received from ActLabs in the chronological order they were received (blue dots).  The ± 2 and ± 3 standard deviation limits are shown as red and green lines respectively.  Statistics for blanks and standards are shown in Table 14-1.

14-2

TABLE 14-1 CALCULATED BLANK AND STANDARD STATISTICAL VALUES
CANMET Name	---	BL-4	BL-2	BL-4A	DL-1a
Field Name	Blank	Standard A	Standard B	Standard C	Standard D
Mean	0.0110	0.1198	0.1400	0.0954	0.0033
Standard Error	0.0009	0.0005	0.0006	0.0014	0.0000
Median	0.0088	0.1206	0.1416	0.0934	0.0032
Mode	0.0077	0.1219	0.1446	0.0916	0.0034
Standard Deviation	0.0181	0.0123	0.0133	0.0155	0.0004
Sample Variance	0.0003	0.0002	0.0002	0.0002	0.0000
Kurtosis	111.9464	2.6801	1.0496	2.1520	-0.0089
Skewness	9.8241	-0.2847	-0.6150	0.9816	0.0585
Range	0.2551	0.1071	0.0864	0.0873	0.0016
Minimum	0.0004	0.0680	0.0898	0.0593	0.0025
Maximum	0.2555	0.1751	0.1762	0.1466	0.0041
Sum	4.3941	68.4013	69.9924	11.2516	0.2552
Count	400	571	500	118	78
Confidence Level (95.0%)	0.0018	0.0010	0.0012	0.0028	0.0001

The siliceous siltstone blank material was used in previous core sampling programs as a uranium blank.  From 2006 to 2010 a total of 398 blank samples were assayed for vanadium (Figure 14-1).  378 were siliceous siltstone material and 20 were sand local to Goose Bay.  The uranium blanks typically assayed less than 0.020% V2O5 with an average value of 0.011% with no discernable difference in type of blank material.  Five samples had assays greater than 0.020% likely reflecting natural variability in vanadium content of this medium, although in three cases sample mix-ups during lab preparation were noticed based on differences in geochemical signatures between the blank material and core samples.

14-3

Sample Blanks V2O5
V2O5 %
0.2
0.18
0.16
0.14
0.12
0.1
0.08
0.06
0.04
0.02
0
2006
2007
2008
2009
2010
Chronological Series
V2O5_pct
2 Std Dev

FIGURE 14-1  BLANK V2O5 RESULTS

Standard A (CANMET BL-4) standards were used during the 2006 and 2007 field seasons, after which CANMET’s supply was exhausted.  A total of 571 samples averaged 0.120% ± 0.012% V2O5 within 2 standard deviations (Figure 14-2).  Eight samples were outside of the 3 standard deviation boundaries. The irregular pattern of outlier samples from 2006 to 2008 suggests that there may be interference from other elements present in the sample rather than laboratory instrument calibration issues.

14-4

Standard A V2O5 (BL-4)
0.2
0.18
0.16
0.14
0.12
0.1
0.08
0.06
0.04
0.02
0
V2O5 %
2006
2007
2008
Chronological Series
V2O5_pct
+2 Std Dev
-2 Std Dev
Mean
+3 Std Dev
-3 Std Dev

FIGURE 14-2  STANDARD A (BL-4) V2O5 RESULTS

Standard B (CANMET BL-2) has been used from 2006 through to the 2009/2010 vanadium infill sampling program.  A total of 500 samples averaged 0.140% ± 0.013% V2O5 within 2 standard deviations (Figure 14-3).  Six samples fell outside of the 3 standard deviation boundaries.  The irregular pattern of outlier samples from 2006 to 2010 suggests that there may be interference from other elements present in the sample rather than laboratory instrument calibration issues.

14-5

Standard B V_2O_5 (BL-2)
0.2
0.18
0.16
0.14
0.12
0.1
0.08
0.06
0.04
0.02
0
V2O5 %
2006
2007
2008
2009
2010
Chronological Series
V2O5_pct
+2 Std Dev
-2 Std Dev
Mean
+3 Std Dev
-3 Std Dev

FIGURE 14-3  STANDARD B (BL-2) V2O5 RESULTS

Standard C (CANMET BL-4A) standards were used from the 2008 through to the 2010.  A total of 118 samples averaged 0.095% ± 0.016% V2O5 within 2 standard deviations (Figure 14-4).  Three samples fell outside of the 3 standard deviation boundaries in a single cluster.  This likely represents a calibration error of the assay lab instrumentation.

14-6

Standard C V_2O_5 (BL-4a)
0.2
0.18
0.16
0.14
0.12
0.1
0.08
0.06
0.04
0.02
0
V2O5 %
2008
2009
Chronological Series
V2O5_pct
+2 Std Dev
-2 Std Dev
Mean
+3 Std Dev
-3 Std Dev

FIGURE 14-4  STANDARD C (BL-4A) V2O5 RESULTS

Standard D (CANMET DL-1A) standards where used from 2007 to 2008.  A total of 78 samples averaged 0.003% ± 0.0004% V2O5 within 2 standard deviations which is the laboratory detection limit for vanadium (Figure 14-5).  No samples were outside of the 3 standard deviation boundaries.

14-7

Standard D V_2O_5 (DL-1a)
0.05
0.045
0.04
0.035
0.03
0.025
0.02
0.015
0.01
0.005
0
V_2O_5 %
2007
2008
2009
Chronological Series
V2O5_pct
+2 Std Dev
-2 Std Dev
Mean
+3 Std Dev
-3 Std Dev

FIGURE 14-5  STANDARD D (DL-1A) V2O5 RESULTS

15-1

15 ADJACENT PROPERTIES

The CMB Uranium Property of Aurora Energy Resources Inc., (Aurora) is located approximately 60 km ENE of Crosshair’s CMB Project, and contains the historic Michelin Deposit, which was discovered by British Newfoundland Exploration Limited (Brinex) in 1968.  Aurora’s CMB Property also hosts several other smaller deposits, including the Jacques Lake, Rainbow, Nash, Inda, and Gear deposits.

The host stratigraphy for the Michelin deposit is the Aillik Group (formerly referred to as the Upper Aillik Group) comprised of felsic volcanics and associated sedimentary rocks.  Locally, four units have been defined, starting with a basal arkosic sandstone, overlain by a sequence of well bedded felsic volcaniclastic siltstone and sandstone, which is in turn overlain conformably by red to maroon tuffaceous siltstone and sandstone.  The top unit is comprised of a mixed felsic volcanic assemblage of lapilli tuff, ash-flow tuff and varied welded and non-welded porphyries.  The uranium-mineralized zone is in the lower part of the top unit.

The dominant style of uranium mineralization at the Michelin deposit consists of disseminated and/or clusters of very fine grained pitchblende grains.  Medium grained pyrite also appears to be spatially associated with the pitchblende and there is local hematization.  The pitchblende grains are predominantly concentrated in and around aggregates of dark coloured minerals consisting of sphene, aegirine-augite, andradite, ilmenomagnetite and zircon. Subsequent to uranium emplacement, the deposit was affected by regional metamorphism and penetrative deformation, which occurred under greenschist to amphibolite facies conditions.

The mineralized zones are subconcordant to the sequence of rhyolitic host rocks and show effects of post mineralization deformation and minor displacements parallel to the regional foliation.  The mineralization occurs within the part of the host sequence that is significantly enriched in Na20 and depleted in K20 and cut by mafic dikes that are barren and metamorphosed to amphibolite.  The mineralization thus predated at least the final phase of the deformation.

15-2

As of August 2009, Aurora identified significant mineral resources at Michelin and Jacques Lake, as well as four additional satellite deposits: Nash, Inda, Gear, and Rainbow.  The total measured and indicated resource is 83.8 million pounds of U3O8 (40.2 million tonnes grading 0.09% U3O8) and an additional inferred resource of 53.0 million pounds of U3O8 (29.1 million tonnes grading 0.08% U3O8). This includes open pit resources of 20.3 million tonnes grading 0.07% U3O8 containing 31.9 million pounds of U3O8 (measured + indicated) and 12.1 million tonnes grading 0.05% U3O8 containing 12.1 million pounds U3O8 (inferred), utilizing an open pit cut-off of 0.02% U3O8, as well as underground resources of 19.9 million tonnes grading 0.12% U3O8 containing 52.0 million pounds of U3O8 (measured + indicated) and 16.9 million tonnes grading 0.11% U3O8 containing 40.8 million pounds U3O8 (inferred), utilizing an underground cut-off of 0.05% U3O8 (Hertel, et al, 2009).

Aurora also completed a positive Preliminary Economic Assessment (PEA) for Michelin.  The PEA was prepared by AMEC Americas Limited and supported a financially robust open-pit and underground uranium mining and milling operation capable of processing 10,000 tonnes of mineralization per day.  This will produce up to 7.3 million pounds of uranium per annum.  Direct cash costs are stated at US$28.57 per pound of U3O8 over the 17-year mine life. At an 8% discount rate, the Project's pre-tax net present value is US$914 million with a pre-tax internal rate of return of 19.4% on an unlevered 100% equity basis, and a pay-back period of 4.7 years.  The initial capital expenditures including mine, mill, infrastructure, tailings management, environmental, owner costs, decommissioning and engineering, procurement and construction management are estimated at $984 million.  The operating costs are expected to be $26.71 per tonne for mining ($13.61 for open-pit mining and $40.26 for underground mining), $14.01 per tonne for processing and $8.31 per tonne for administration and transportation (Hertel, et al, 2009).

On April 29, 2008, Silver Spruce Resources Inc. (“Silver Spruce”) and Universal Uranium Ltd. (“Universal”) announced an initial 43-101 compliant resource estimate at the Two Time Zone on their CMB NW property, which is contiguous with the northern portion of Crosshair’s CMB Project.   The resource estimate included Indicated Mineral Resources totalling 1.82 million tonnes at a grade of 0.058% U3O8 (containing 2.33 million pounds of U3O8) and Inferred

15-3

Mineral Resources of 3.16 million tonnes grading 0.053% U3O8 (containing 3.73 million pounds of U3O8).  The resource estimate was prepared by Scott Wilson RPA using a cut-off grade of 0.03% U3O8.

The Two Time Zone is hosted by brecciated and fractured granodioritic rocks of the Kanariktok Intrusive Suite.  The mineralized zone is characterized by extensive chlorite, carbonate and hematite alteration (Ross, 2008).  Rocks of similar age and composition also outcrop on portions of licences 12616M, 12617M and 12618M on the northwestern part of Crosshair’s CMB Project.  Intercepts from the drilling completed by Silver Spruce include 147 m of 0.041% U3O8 from drill hole CMB-07-12 and 107 m of 0.052% U3O8 from drill hole CMB-07-6.  The authors have not verified this information, and the information is not necessarily indicative of the mineralization on the property that is the subject of this technical report.

In July 2008, Crosshair acquired Universal’s 60% interest in the properties by paying to Universal $500,000 and issuing 10,000,000 common shares plus 7,500,000 warrants entitling Universal to purchase an additional common share of Crosshair at $1.00 per share for a period of three years.  .

16-1

16 MINERAL PROCESSING AND METALLURGICAL TESTING

Preliminary metallurgical test work was performed by the Saskatchewan Research Council in 2007 on select samples from Crosshair’s CMB Project.  Test work concentrated on the Main Composite, which contained 0.108% U3O8 and 0.173% V2O5.  Limited test work was also done on the ML-32 Composite, which contained 0.470% U3O8 and 0.096% V2O5, and the ML-40 Composite, which contained 0.065% U3O8 and 0.200% V2O5.

Of the several different types of tests that were performed, the best recoveries were from Agitated Sulphuric Acid Leach tests.  At ambient temperatures and samples ground to -200 mesh, recoveries from the Main Composite after 6.5 hours are 95.2% uranium and 35.1% vanadium, and from the ML-32 Composite after 5.5 hours are 98.5% uranium and 35.6% vanadium.  The base conditions for the tests in each case were to maintain 10g/L free acid (H2SO4), ORP of >450mV, Fe3+ at 2g/L, and pulp density of 40%.

In 2010, Crosshair retained the services of SGS Mineral Services (SGS) to conduct further bench-scale metallurgical studies on the vanadium zone.  Approximately 70 kg of core from a continuous 32 meter interval, from 138-170 meters, in drill hole ML-182 was shipped to SGS in January, 2010.  The metallurgical sample was selected, packaged and shipped by B Sparkes, P.Geo from Goose Bay to SGS.  The samples were coarse crushed and thoroughly blended before a sample was riffled at -6 mesh for Bond Work Index testing.  The rest of the sample was staged crushed to -10 mesh for metallurgical test work.  A head sample was also cut for mineralogical and chemical analysis having a vanadium content of 0.2% V2O5 and <0.01% U3O8.  The head sample was also investigated for a mineralogical study which included X-ray diffraction, optical microscopy and electron micro-probe analysis.  The key findings of the mineralogical work confirm that the majority of the vanadium is mainly concentrated within hematite

16-2

(average 3% V2O5) and minor amounts are contained within rutile (0.8% V2O5).  Mineralogically, the mineralized rocks contain plagioclase, dolomite, hematite, ankerite, magnetite and rutile.

The composite was subjected to a standard Bond Work Index test to test its relative hardness.  The results indicate a Work Index of 17.0 which falls within the 74th percentile of the SGS database.

A series of four agitated leach tests were performed on the samples.  Extraction varied from 13.4% (25 g/l acid concentration) to 93.6% (400 g/l acid concentration).  A more moderate 250 g/l concentration resulted in 92.6% recovery and it was suggested that a two stage leach regime could be utilized to reuse the excess acid but consumption at 500kg/t would likely result in a high operating cost.

A single caustic leach failed to extract any vanadium.  Two salt roast leach tests were carried out, one on the whole ore composite and on the sink fraction of a heavy media separation.  Results indicated 2.4% and 14.6% extraction respectively.  The water leach residue from the sink fraction test was subsequently subjected to an acid leach resulting in vanadium extraction of 86%.  SGS suggests that roasting of a low grade whole ore would not likely be economic.

17-1

17 MINERAL RESOURCE ESTIMATES

17.1           DATA ANALYSIS

The following section describes an update to the V2O5 resource present on the Central Mineral Belt Uranium Project for Crosshair.  The data supplied by Crosshair on November 26, 2010, consisted of 242 drill holes in the C-Zone area totalling 44,591 m.  This update deals with V2O5 which was under-sampled in the previous estimate (Morgan & Giroux, 2008).  A total of 2,303 (S series, 6000 and 8000 sample numbers) assays from holes C-01 to C-55 and ML-01 to ML-183 not assayed for the 2008 estimate were assayed for V2O5 by Crosshair during 2010.  In addition holes ML-184 to 187 with assays not available for the 2008 estimate were used this time adding an additional 655 V2O5 values (D sample series).  A comparison of V2O5 assays > 0.001 % from the 2008 study is shown below with the data set available in 2010.

TABLE 17-1  COMPARISON OF STATISTICS FOR V2O5 FROM ASSAYS AVAILABLE FOR THE 2008 ESTIMATE TO THOSE AVAILABLE FOR THE 2010 ESTIMATE

	V2O5 (%) 2008 Assays	V2O5 (%) 2010 Assays
Number of Samples	17,078	19,961
Mean Grade	0.090	0.097
Standard Deviation	0.072	0.074
Minimum Value	0.002	0.002
Maximum Value	1.335	1.335
Coefficient of Variation	0.80	0.77

Geologists from Crosshair using Leapfrog software developed a mineralized solid for V2O5 within the C Zone.  The vanadium zone has been expanded from the previously used model (Pilgrim & Giroux, 2008) which was based on U3O8 mineralization.  The current model is based on the newly assayed core and assays for V2O5 not available during the 2008 estimate (from Drill Holes ML-184 to 187).

The vanadium mineralized envelope ranges in thickness from 45 m to 205 m and dips from 50 to 70 degrees to the southeast.  Based on current drilling, the strike and dip lengths of the vanadium mineralized zone are 1,500 m and 470 m respectively.

17-2

Individual assays were compared to the solid model and back tagged with a code for mineralized if inside the solid and waste if outside.  Assays were also compared to an overburden surface with all assays above the surface tagged as overburden.  A list of drill holes available within the C Zone area is attached as Appendix 2.  Holes containing sections within the mineralized V2O5 solid are highlighted.

East (X)
+633400
+633200
+633000
+632800
+632600
+632400
+632200
+632000
+631800
+631600
+631400
+6039200
+6039000
+6038800
+6038600
+6038400
+6038200
+6038000
+6037800
+6037600
Elev (Z)
+400
+200
+0
LEAPFROG
Plunge +36, Azimuth 057
0
250
500
750

FIGURE 17-1  ISOMETRIC VIEW LOOKING NE OF C ZONE V2O5 SOLID WITH DRILL HOLE TRACES

17-3

TABLE 17-2   STATISTICS FOR V2O5 FROM ASSAYS INSIDE AND OUTSIDE MINERALIZED SOLID

	V2O5 (%) Mineralized	V2O5 (%) Waste
Number of Samples	18,387	3,475
Mean Grade	0.098	0.037
Standard Deviation	0.077	0.040
Minimum Value	0.001	0.001
Maximum Value	1.335	0.778
Coefficient of Variation	0.79	1.07

Assays within the mineralized solid were evaluated using a lognormal cumulative frequency plot to determine if capping was required and if so at what level.  For the C Zone vanadium grade distribution a series of 5 overlapping lognormal populations were found (see Figure 17-2).  These populations are tabulated below.

Partition
0.00
-1.00
-2.00
-3.00
J205PC * 10**0
logged
N = 18387(18387,18387)
Max = 0.125
Mean = -1.20
Min = -3.00
StDv = 0.552
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %
10/11/30
08:59:31
CZONE VANADIUM

FIGURE 17-2  LOGNORMAL CUMULATIVE FREQUENCY PLOT FOR V2O5 WITHIN THE MINERALIZED C ZONE SOLID

17-4

Table 17-3  V2O5 POPULATIONS WITHIN THE C ZONE MINERALIZED SOLID

Population	Mean V2O5%	Percent of Total	Number of Assays
1	0.899	0.04%	7
2	0.238	7.87%	1,447
3	0.112	52.56%	9,664
4	0.044	30.59%	5,626
5	0.004	8.93%	1,643

Population 1 was considered erratic high grade outliers and a cap level of 0.75 % V2O5 was selected to cap six high assays.  A similar exercise was completed for assays outside the mineralized solid with a cap of 0.30 % V2O5 used to cap seven assays.  The effects of capping are shown in the following Table 17-4 with no change to the average grade but the standard deviation and coefficient of variation reduced.

TABLE 17-4  STATISTICS FOR V2O5 FROM CAPPED ASSAYS INSIDE AND OUTSIDE MINERALIZED SOLID

	V2O5 (%) Mineralized	V2O5 (%) Waste
Number of Samples	18,387	3,475
Mean Grade	0.098	0.037
Standard Deviation	0.076	0.036
Minimum Value	0.001	0.001
Maximum Value	0.75	0.30
Coefficient of Variation	0.78	0.97

17.2           COMPOSITES

Within the mineralized domain uniform down hole 2 m composites were produced that honoured the solid boundaries.  Intervals less than 1 m at solid boundaries were combined with adjoining samples to produce a uniform support of 2 ± 1 m.  The statistics for 2 m composites within the mineralized domain are shown below.

17-5

TABLE 17-5   STATISTICS FOR V2O5 FROM 2 M COMPOSITES WITHIN MINERALIZED SOLID

V2O5 (%) 2 m Composites
Number of Samples	11,126
Mean Grade	0.067
Standard Deviation	0.074
Minimum Value	0.001
Maximum Value	0.744
Coefficient of Variation	1.10

17.3           VARIOGRAPHY

Pairwise relative semivariograms were produced for V2O5 in the three principal directions of the mineralized lens; along strike (Az. 43o Dip 0o), down dip (Az. 133o Dip -40o) and across dip (Az. 313o Dip -50o).  A geometric anisotropy was found with nested spherical models fit to each direction.  The nugget to sill ratio of 20% was quite reasonable and indicated low sampling variability.  The model parameters are tabulated below and the semivariogram models are attached as Appendix 3.

TABLE 17-6   SEMIVARIOGRAM PARAMETERS FOR V2O5 IN C ZONE

Az / Dip	Co	C1	C2	Short Range a1 (m)	Long Range a2 (m)
043o / 0o	0.20	0.57	0.23	10	120
313o / -50o	0.20	0.57	0.23	20	70
133o / -40o	0.20	0.57	0.23	20	100

17.4           BLOCK MODELS

The block model used for this V2O5 estimation was similar to the C-Zone model used in 2008 with blocks dimensioned 10 m E-W, 10 m N-S and 4 m high.  The block model origin was as follows:

C Zone
Lower Left Corner
631500 E                                Size of Column – 10 m                                           170 Columns
6037500 N                                Size of Row – 10 m                                           165 Rows
Top of Model
415 Elevation                                           Size of Level – 4 m                                           192 Levels
No Rotation.

17-6

17.5           BULK DENSITY

Specific gravity determinations were made for each of the three main zones by Jacques Whitford Laboratories and by Crosshair staff, at site.  A total of 602 measurements were made from a variety of lithologies on the 4 C Zones.  These ranged from a low of 1.45 to a high of 3.97 in a section of massive pyrite and 4.12 in a section of massive sulphide.  Removing the lowest value and the two highest values the remaining 599 measurements ranged from low of 2.55 to a high of 3.13 with an arithmetic average of 2.80.  Of the samples with reported lithologies the following table summarizes specific gravity as a function of rock type.

TABLE 17-7   SPECIFIC GRAVITIES FOR C ZONES SORTED BY LITHOLOGY

Lithology	Number	Minimum Sg	Maximum Sg	Average Sg
Arenite-Argillites	7	2.64	2.87	2.76
Basalt	124	2.72	3.08	2.86
Conglomerate	48	2.65	2.85	2.69
Chert	5	2.64	2.79	2.69
Gabbro	4	2.82	2.93	2.87
Mafic Dykes	10	2.75	3.02	2.82
Mafic Volcanics	234	2.66	3.13	2.84
Sandstones	127	2.55	3.03	2.73

While there are clearly differences in specific gravity between the various rock types, they are not significant and since the lithologies of the deposit have not been modelled they are, at present, unusable.  Future estimates should include a generalized lithology model to allow for better delineation of bulk density.

The intervals with measured specific gravity (usually about 10 cm of core) were compared to the mineralized solids and each specific gravity measurement was tagged as to Domain.  The following tabulation shows the results sorted by domain.

TABLE 17-8   SPECIFIC GRAVITIES FOR C ZONES SORTED BY DOMAIN

Domain	Number	Minimum Sg	Maximum Sg	Average Sg
C Zone	100	2.66	2.96	2.83
Upper C Mylonite	39	2.74	3.06	2.84
Upper C SW	34	2.63	2.93	2.76
Lower C	2	2.72	2.81	2.77
Waste	423	2.55	3.13	2.80

17-7

For this vanadium estimate within the C Zone a specific gravity of 2.83 was used for the mineralized portion of blocks.  The tonnages tabulated are based on only the mineralized portion of blocks so no edge dilution for waste or overburden has been applied.

17.6           GRADE INTERPOLATION

Grades for V2O5 were interpolated by Ordinary Kriging into blocks containing some percentage of the C Zone mineralized solid.  The interpolation was completed in a series of 4 passes with the search ellipsoid expanding each pass.  The first pass used an ellipsoid with dimensions equal to ¼ of the semivariogram range in each of the three principal directions.  A minimum of 4 composites within this search were required to estimate a block.  The second pass for blocks not estimated used a search ellipsoid with dimensions equal to ½ the semivariogram range.  A third pass using the full range and a fourth pass using twice the range completed the exercise.  In all cases a maximum of 3 composites were allowed from any one drill hole thereby assuring that each block was estimated using a minimum of two drill holes.  In all cases the maximum number of composites allowed was 12 and if more than 12 were found the 12 closest to the block were used.  Within the mineralized solid provided, 77 % of blocks were estimated.  Blocks not estimated were at depth and on the margins of the mineralized solid.

The kriging parameters along with the number of blocks estimated in each pass are tabulated below.

17-8

TABLE 17-9  KRIGING PARAMETERS FOR V2O5 - MINERALIZED C ZONE SOLID

Pass	Number of Blocks Estimated	Az/Dip	Dist. (m)	Az/Dip	Dist. (m)	Az/Dip	Dist. (m)
1	33,555	043o / 0o	30.0	313o / -50o	17.5	133o / -40o	25.0
2	52,666	043o / 0o	60.0	313o / -50o	35.0	133o / -40o	50.0
3	55,622	043o / 0o	120.0	313o / -50o	70.0	133o / -40o	100.0
4	82,309	043o / 0o	240.0	313o / -50o	140.0	133o / -40o	200.0

17.7           CLASSIFICATION

Based on the study herein reported, the delineated mineralization of the C Zone is classified as a resource according to the following definitions from National Instrument 43-101 and from CIM (2005):

    “In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as those definitions may be amended.”

The terms Measured, Indicated and Inferred are defined by CIM (2005) as follows:

“A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

“The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors.  The phrase ‘reasonable prospects for economic extraction’ implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction.  A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable.  These assumptions must be presented explicitly in both public and technical reports.”

Inferred Mineral Resource

“An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not

17-9
verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, workings and drill holes.”

“Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.  Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.  Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.”

Indicated Mineral Resource

“An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

“Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization.  The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project.  An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.”

For the various mineralized zones within the Central Mineral Belt the geological continuity has been established though surface mapping and diamond drill hole interpretation.  Grade continuity can be quantified by semivariogram analysis.  By tying the classification to the semivariogram ranges through the use of various search ellipses the V2O5 resource is classified as follows:

Blocks estimated in Pass 1 or 2 using search ellipsoid dimensions of ¼ and ½ respectively are classed as Indicated
Blocks estimated in Pass 3 or 4 are classed as Inferred

17-10

The resource contained within the mineralized C Zone solid is tabulated below.  Again it is noted that this resource is available if one could mine to the limits of the mineralized solid and no external edge dilution has been applied.

TABLE 17-10 INDICATED RESOURCE - C ZONE MINERALIZED PORTION
V2O5 Cutoff (%)	Tonnes > Cutoff (tonnes)	V2O5 (%)	Million lbs. V2O5
0.11	24,360,000	0.154	82.72
0.12	19,420,000	0.163	69.80
0.13	17,450,000	0.168	64.64
0.14	14,670,000	0.174	56.28
0.15	11,760,000	0.181	46.93
0.16	8,970,000	0.189	37.38
0.17	6,830,000	0.197	29.67
0.18	4,820,000	0.206	21.89
0.19	3,270,000	0.216	15.57
0.20	2,370,000	0.224	11.71

TABLE 17-11 INFERRED RESOURCE - C ZONE MINERALIZED PORTION OF BLOCK
V2O5 Cutoff (%)	Tonnes > Cutoff (tonnes)	V2O5 (%)	Million lbs. V2O5
0.11	63,664,476	0.146	204.96
0.12	49,477,616	0.154	168.01
0.13	43,628,276	0.157	151.03
0.14	33,233,346	0.164	120.18
0.15	24,216,434	0.171	91.31
0.16	15,867,677	0.180	62.98
0.17	10,737,140	0.187	44.27
0.18	6,528,168	0.196	28.21
0.19	3,358,809	0.206	15.26
0.20	1,977,325	0.215	9.37

17-11

C ZONE SHOWING BLOCKS CLASSED INDICATED WITH DRILL HOLE COMPOSITES
North
East

FIGURE 17-3  ISOMETRIC VIEW LOOKING NW SHOWING BLOCKS CLASSIFIED AS INDICATED WITH THE DRILL HOLE COMPOSITES

Although U3O8 has not been estimated for this update the tables sorted by U3O8 from the 2008 Resource Estimate (Morgan & Giroux, 2008) are reproduced here with updated V2O5 figures.  For blocks not within the new C Zone V2O5 solid but within the previously estimated U3O8 solids (C Main, C Mylonite, C SW and Lower C solids) the V2O5 values estimated in 2008 were used.  A 0.15% V2O5 cut-off is considered appropriate for vanadium outside the uranium resource and for the location and cost profile that can be expected for open pit mining in Labrador.  A 0.015% U3O8 cut-off is considered appropriate for where uranium is also present and a 0.035% U3O8 cut-off used for the Lower C Zone estimate is considered appropriate for an underground operation.

17-12
TABLE 17-12 INDICATED RESOURCE - ALL C ZONES – MINERALIZED PORTION OF BLOCK
U3O8 Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained Million lbs
(%)	(tonnes)	U3O8 (%)	V2O5 (%)	U3O8	V2O5
0.010	10,420,000	0.027	0.076	6.20	17.46
0.015	6,920,000	0.034	0.078	5.19	11.90
0.020	4,730,000	0.041	0.081	4.28	8.45
0.025	3,530,000	0.047	0.082	3.66	6.38
0.030	2,380,000	0.057	0.085	2.99	4.46
0.035	1,890,000	0.064	0.086	2.67	3.58

TABLE 17-13 INFERRED RESOURCE - ALL C ZONES – MINERALIZED PORTION OF BLOCK
U3O8 Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained Million lbs
(%)	(tonnes)	U3O8 (%)	V2O5 (%)	U3O8	V2O5
0.010	12,010,000	0.024	0.075	6.36	19.86
0.015	8,510,000	0.028	0.075	5.25	14.07
0.020	6,160,000	0.032	0.075	4.35	10.19
0.025	4,700,000	0.035	0.075	3.63	7.77
0.030	2,140,000	0.046	0.065	2.17	3.07
0.035	1,740,000	0.049	0.066	1.88	2.53

The various deposits making up the Upper and Lower C zones are subdivided and tabulated below.

TABLE 17-14 INDICATED RESOURCE - UPPER C MAIN ZONE
U3O8 Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained Million lbs
(%)	(tonnes)	U3O8 (%)	V2O5 (%)	U3O8	V2O5
0.010	5,780,000	0.030	0.079	3.82	10.07
0.015	3,790,000	0.038	0.081	3.18	6.77
0.020	2,610,000	0.048	0.083	2.76	4.78
0.025	2,100,000	0.054	0.085	2.50	3.94
0.030	1,550,000	0.063	0.087	2.15	2.97
0.035	1,310,000	0.069	0.089	1.99	2.57

17-13

TABLE 17-15 INFERRED RESOURCE - UPPER C MAIN ZONE
U3O8Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained Million lbs
(%)	(tonnes)	U3O8 (%)	V2O5 (%)	U3O8	V2O5
0.010	2,400,000	0.016	0.061	0.85	3.23
0.015	1,010,000	0.020	0.072	0.45	1.60
0.020	290,000	0.027	0.077	0.17	0.49
0.025	130,000	0.032	0.081	0.09	0.23
0.030	50,000	0.041	0.095	0.05	0.10
0.035	30,000	0.046	0.096	0.03	0.06

TABLE 17-16 INDICATED RESOURCE - UPPER C MYLONITE ZONE
U3O8Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained Million lbs
(%)	(tonnes)	U3O8 (%)	V2O5 (%)	U3O8	V2O5
0.010	3,610,000	0.022	0.076	1.75	6.05
0.015	2,400,000	0.027	0.076	1.43	4.02
0.020	1,600,000	0.032	0.079	1.13	2.79
0.025	1,060,000	0.036	0.079	0.84	1.85
0.030	580,000	0.044	0.079	0.56	1.01
0.035	410,000	0.049	0.079	0.44	0.71

TABLE 17-17 INFERRED RESOURCE - UPPER C MYLONITE ZONE
U3O8 Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained Million lbs
(%)	(tonnes)	U3O8 (%)	V2O5 (%)	U3O8	V2O5
0.010	5,350,000	0.021	0.098	2.48	11.56
0.015	3,770,000	0.025	0.093	2.08	7.73
0.020	2,900,000	0.027	0.093	1.73	5.95
0.025	2,200,000	0.028	0.093	1.36	4.51
0.030	250,000	0.044	0.098	0.24	0.54
0.035	180,000	0.048	0.100	0.19	0.40

TABLE 17-18 INDICATED RESOURCE – UPPER C ZONE
U3O8 Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained Million lbs
(%)	(tonnes)	U3O8 (%)	V2O5 (%)	U3O8	V2O5
0.010	1,030,000	0.026	0.063	0.59	1.43
0.015	730,000	0.032	0.067	0.52	1.08
0.020	520,000	0.037	0.072	0.42	0.83
0.025	370,000	0.043	0.077	0.35	0.63
0.030	240,000	0.051	0.080	0.27	0.42
0.035	170,000	0.059	0.079	0.22	0.30

17-14

TABLE 17-19 INFERRED RESOURCE – UPPER C ZONE
U3O8 Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained Million lbs
(%)	(tonnes)	U3O8 (%)	V2O5 (%)	U3O8	V2O5
0.010	640,000	0.024	0.093	0.34	1.31
0.015	540,000	0.026	0.093	0.31	1.11
0.020	380,000	0.029	0.090	0.24	0.75
0.025	260,000	0.032	0.090	0.18	0.52
0.030	110,000	0.039	0.110	0.09	0.27
0.035	70,000	0.042	0.118	0.06	0.18

For the Lower C a higher cut-off should be applied due to the depth of the mineralization that would preclude open pit extraction.  For this zone a higher 0.35% cut-off is highlighted.

TABLE 17-20 INFERRED RESOURCE – LOWER C ZONE
U3O8 Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained Million lbs
(%)	(tonnes)	U3O8 (%)	V2O5 (%)	U3O8	V2O5
0.020	2,600,000	0.039	0.052	2.24	2.98
0.025	2,110,000	0.043	0.055	2.00	2.56
0.030	1,730,000	0.047	0.056	1.79	2.14
0.035	1,450,000	0.050	0.058	1.60	1.85
0.040	990,000	0.055	0.062	1.20	1.35
0.045	780,000	0.059	0.065	1.01	1.12
0.050	560,000	0.063	0.068	0.78	0.84

The final grade tonnage tables are for blocks within the C Zone V2O5 solid that were not previously (2008) estimated for U3O8.  These blocks are tabulated with a V2O5 cut-off.

17-15

TABLE 17-21 INDICATED RESOURCE - C ZONE MINERALIZED PORTION NOT ESTIMATED FOR U3O8
V2O5 Cutoff	Tonnes > Cutoff		Million lbs.
(%)	(tonnes)	V2O5 (%)	V2O5
0.11	15,320,000	0.155	52.36
0.13	12,460,000	0.164	45.06
0.13	11,350,000	0.168	42.04
0.14	9,700,000	0.173	37.00
0.15	7,790,000	0.180	30.92
0.16	5,980,000	0.188	24.79
0.17	4,560,000	0.195	19.61
0.18	3,210,000	0.204	14.44
0.19	2,160,000	0.213	10.14
0.20	1,540,000	0.221	7.50

TABLE 17-22 INFERRED RESOURCE - C ZONE MINERALIZED PROTION NOT ESTIMATED FOR U3O8

V2O5 Cutoff	Tonnes > Cutoff		Million lbs.
(%)	(tonnes)	V2O5 (%)	V2O5
0.11	54,060,000	0.147	175.23
0.12	43,090,000	0.154	146.32
0.13	38,310,000	0.157	132.62
0.14	29,540,000	0.164	106.82
0.15	21,570,000	0.171	81.33
0.16	14,270,000	0.180	56.64
0.17	9,720,000	0.187	40.08
0.18	5,940,000	0.195	25.54
0.19	3,030,000	0.206	13.76
0.20	1,730,000	0.214	8.16

17.8           MODEL VERIFICATION

One method of verifying the block model consists of producing swath plots through the deposit in different orientations comparing the local block grades with the near-by composite grades.  In this case plots are made for E-W, N-S and vertical slices through the estimated block model comparing average block grades, from blocks within the slice,  with the composites used to estimate them.

For E-W slices the block grades match the sample grades well showing a drift in grades from west to east with the higher grades in the west.  The first few points don’t match up well due in part to lower sample numbers.  The plots for N-S slices and vertical slices show estimated block grades matching sample grades well.

17-16

CZONE- Swath Plot for V2O5 on Easting
V2O5 (%)
0.18
0.16
0.14
0.12
0.1
0.08
0.06
0.04
0.02
0
Sample Count
2000
1800
1600
1400
1200
1000
800
600
400
200
0
631720
631820
631920
632020
632120
632220
632320
632420
632520
Easting Swath Mid Point
Block Estimates
Sample Grades
Sample Count

FIGURE 17-SWATH PLOT FOR V2O5 SHOWING E-W SLICES THROUGH THE DEPOSIT

FIGURE 17-5  SWATH PLOT FOR V2O5 SHOWING N-S SLICES THROUGH THE DEPOSIT

17-17

FIGURE 17-6  SWATH PLOT FOR V2O5 SHOWING E-W SLICES THROUGH THE DEPOSIT

18-1

18 OTHER RELEVANT DATA AND INFORMATION

ENVIRONMENTAL AND TITLE CONSIDERATIONS

The northern portion of the CMB Project is subject to the terms of the Labrador Inuit Land Claims Agreement, dated January 22, 2005 which provides for the establishment of the Labrador Inuit Settlement Area (LISA) and Labrador Inuit Lands (LIL).

Under the terms of the Agreement, Labrador Inuit own surface title as well as a 25% interest in all subsurface resources within Labrador Inuit Lands, entitling Labrador Inuit to a 25% share of the provincial subsurface revenues.  On the portion of the Labrador Inuit Lands designated as Specified Materials Lands (Figure 18-1), Labrador Inuit own all Specified Materials, which includes all quarry materials used for construction or agricultural purposes.

Exploration on Labrador Inuit Lands requires joint approval from the Province and the Nunatsiavut Government, which officially came into being on December 1, 2005.  The applicant must also obtain consent to access Labrador Inuit Lands from the Nunatsiavut Government.  Companies wishing to conduct mineral exploration on Labrador Inuit Lands must submit an application for exploration approval to the Nunatsiavut Government and to the Province detailing the work plan, including the company’s environmental protection plan and health and safety plan.  Prior to any exploration activity that might cause significant ground disturbance such as trenching or diamond drilling, the applicant must also conduct a Stage 1 archaeological assessment of the work area.

Work programs carried out within Labrador Inuit Lands must be done in compliance with the Nunatsiavut Government’s Standards for Exploration in Labrador Inuit Lands, which were finalized in March 2007.

18-2

According to section 2.16 of the Standards, the Nunatsiavut Government reserves the right to develop a schedule of fees for accessing Labrador Inuit Lands, which may be appended to the Standards.  Section 12.0 of the Standards states that the Work Plan Holder must provide a financial security to cover compliance monitoring site visits, reclamation & closure costs for the rehabilitation of the work sites.  The financial security is to be refunded to the Plan Holder within 30 days of satisfactory completion of the Reclamation and Closure Plan.  The Plan Holder must also strive to maximize employment opportunities for Labrador Inuit as well as the purchase of goods and services from Labrador Inuit businesses for programs being carried out within Labrador Inuit Lands.  Furthermore, the Plan Holder must hold information sessions in the communities of Postville and Makkovik before the commencement of the work program, as well as during and/or following the completion of the work program.

In April 2008, the Nunatsiavut Government voted to place a three year moratorium on any production, mining and development of uranium on Labrador Inuit Lands.  The moratorium was emplaced in order to allow the Nunatsiavut Government to develop its Land Use Plan and to fully evaluate the impacts of large scale development on Labrador Inuit Lands.  The moratorium only applies to mining and development activities on Labrador Inuit Lands, and does not affect exploration activity.  The moratorium is set to expire in April 2011.

Outside of Labrador Inuit Lands, the surface title to land and all subsurface resources in the Labrador Inuit Settlement Area will remain with the Province.  A regional land use plan for the Labrador Inuit Settlement Area will be drafted by December 1, 2008.  Until this time, the Province is required to consult the Nunatsiavut Government regarding exploration approval within the Settlement Area.

The CMB Project also lies wholly within the Innu Nation Land Claims Area, which overlaps portions of the Labrador Inuit Settlement Area and Labrador Inuit Lands as set out in the Labrador Inuit Land Claims Agreement.  Negotiations between the Innu Nation and the Province are currently ongoing towards an eventual resolution of the Innu Nation land claims.  Until a land claims with the Innu is reached, exploration within the Innu

18-3

Nation Land Claims Area that lies outside of the area covered by the Labrador Inuit Settlement Agreement will be subject to current Provincial regulations.  Exploration applications in this case are submitted to the Province and referred to the Innu Nation as part of a consultation process before approval is granted.

Portions of the claim block are located near the migration route of the George River Caribou Herd and extra caution must be exercised during the calving period (June 1 to 14) and post calving period (June 14 to July 15) to avoid disturbance to the herd.  During this time, efforts must be made not to fly over the caribou or to maintain an altitude of at least 300 m above them.  Fortunately, the winter migration through the work area takes place during winter freeze-up (early November to mid January) when no exploration activity is taking place.

Uranium exploration work on the CMB Project is carried out according to Crosshair’s ‘Uranium Exploration Health, Safety and Environmental Protection Guidelines’.

18-4

FIGURE 18-1  LAND TITLE MAP

N
610,000 mE
620,000 mE
630,000 mE
640,000 mE
650,000 mE
6,050,000 mN
6,040,000 mN
6,030,000 mN
6,020,000 mN
6,010,000 mN
6,000,000 mN
012617M
012618M
009781M
012616M
C Zone
011834M
011835M
011770M
009783M
011395M
010715M
017565M
017564M
010368M
017581M
017566M
014515M
013635M
010367M
013634M
017569M
013427M
0 5 10
kilometres
Labrador Inuit Lands
Inuit Settlement Area
Innu Nation Land Claim Area
CROSSHAIR
Central Mineral Belt Property
Land Title Map
1:250,000
DATUM NAD27
NTS:
FIGURE 18-1
Jan. 11, 2011

19-1

19 INTERPRETATION AND CONCLUSIONS

Crosshair’s resampling program in 2010 was successful in updating the vanadium resource as shown below in Table 19-1.  The current NI 43-101 compliant resource estimates were prepared by Independent Consultant Gary H. Giroux, P. Eng.

TABLE 19-1   INDICATED VANADIUM RESOURCE OUTSIDE OF URANIUM RESOURCE

V2O5 Cutoff (%)	Tonnes > Cutoff (tonnes)	V2O5 (%)	Million Pounds V2O5
0.13	11,350,000	0.168	42.04
0.14	9,700,000	0.173	37.00
0.15	7,790,000	0.180	30.92
0.16	5,980,000	0.188	24.79
0.17	4,560,000	0.195	19.61
0.18	3,210,000	0.204	14.44

TABLE 19-2  INFERRED VANADIUM RESOURCE OUTSIDE URANIUM RESOURCE

V2O5 Cutoff (%)	Tonnes > Cutoff (tonnes)	V2O5 (%)	Million Pounds V2O5
0.13	38,310,000	0.157	132.62
0.14	29,540,000	0.164	106.82
0.15	21,570,000	0.171	81.33
0.16	14,270,000	0.180	56.64
0.17	9,720,000	0.187	40.08
0.18	5,940,000	0.195	25.54

TABLE 19-3  INDICATED VANADIUM RESOURCE WITHIN URANIUM RESOURCE

U3O8 Cutoff (%)	Tonnes > Cutoff (tonnes)	Grade > Cutoff U3O8 V2O5 (%) (%)		Contained Million Pounds U3O8 V2O5
0.010	10,420,000	0.027	0.076	6.20	17.46
0.015	6,920,000	0.034	0.078	5.19	11.90
0.020	4,730,000	0.041	0.081	4.28	8.45
0.030	2,380,000	0.057	0.085	2.99	4.46
0.040	1,390,000	0.073	0.087	2.24	2.67

TABLE 19-4  INFERRED VANADIUM RESOURCE WITHIN URANIUM RESOURCE UPPER C ZONE
U3O8 Cutoff (%)	Tonnes > Cutoff (tonnes)	Grade > Cutoff U3O8 V2O5 (%) (%)		Contained Million Pounds U3O8 V2O5
0.010	8,390,000	0.020	0.087	3.67	16.10
0.015	5,320,000	0.024	0.089	2.84	10.44
0.020	3,570,000	0.027	0.091	2.14	7.19
0.030	410,000	0.042	0.101	0.38	0.91
0.040	170,000	0.053	0.104	0.19	0.39

19-2

TABLE 19-5  INFERRED VANADIUM RESOURCE WITHIN URANIUM RESOURCE LOWER C ZONE

U3O8 Cutoff (%)	Tonnes > Cutoff (tonnes)	Grade > Cutoff U3O8 V2O5 (%) (%)		Contained Million Pounds U3O8 V2O5
0.015	3,180,000	0.035	0.051	2.45	3.58
0.025	2,110,000	0.043	0.055	2.00	2.56
0.035	1,450,000	0.050	0.058	1.60	1.85
0.045	780,000	0.059	0.065	1.01	1.12
0.055	370,000	0.069	0.074	0.56	0.60

The C Zone has been intersected in drill holes along a strike length of over 1,300 m and the uranium and vanadium mineralization remains open along strike to the southwest and down-dip.

20-1

20 RECOMMENDATIONS

Crosshair has proposed a budget totalling approximately $1,700,000 to continue exploration and development during 2011.  Certain costs will be shared with a drill program on other nearby properties.  The program is designed to expand the vanadium resource and test other uranium-vanadium targets on the property.

TABLE 20-1 2011 EXPLORATION COST ESTIMATE
Activities	Details	Total
Staff	Geological Geophysical, field support	200,000
Drilling	4,000 m x $150/m	600,000
Assaying	1,000 @ $50	50,000
Aircraft support	Fixed wing and Helicopter	400,000
Fuel and Camp Costs	All Inclusive (fuel, food, etc)	150,000
Equipment / Supplies	Field Equipment and Supplies	200,000
	Sub-Total:	$1,600,000
	Contingency:	$100,000
	TOTAL:	$1,700,000

For the majority of Crosshair’s drilling to date, specific gravity determinations were made at regular intervals (every 20m to every 40m) from the core recovered from drill holes used in the current resource estimations for the C Zone, Armstrong and Trout Pond.  Consequently, some of the mineralized zones and host lithologies, due to their relatively narrow widths in comparison to the broad intervals at which specific gravity measurements were made, have been under-represented for the purposes of the resource estimates.  Therefore, it is recommended for future drilling programs that efforts be made to collect more specific gravity data from the mineralized zones and host lithologies.

21-1

21 REFERENCES

Brown, James, P. Eng. and Todd, Iain, June 2010: An Investigation into Recovery of Vanadium from Central Mineral Belt. Unpublished Report by SGS Canada for Crosshair Exploration. 52 pages

Cooke, B.J. January 1980: Re-evaluation of Geology and Uranium Mineralization, C Zone, Moran Lake Uranium Property, Central Mineral Belt, Labrador. Unpublished report, Shell Canada Resources Ltd.

Cunningham-Dunlop, I. and Lee, C.  2008:  Form 43-101F1 Technical Report, An Update of the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to December 31, 2007.  215 pages.

Eaton, S.J. and Morgan, J.M., 2008. Exploration Assessment Report for the CMB Uranium Project, Central Labrador, Crosshair Unpublished Report, 71 pages.

Fox, John, P. Eng., 2007: TN CXX#1: Metallurgical Test Work on U/V Samples from Newfoundland. Private Technical Note prepared for Crosshair Exploration & Mining Corp.

Gandhi, S.S., 1978: The geological setting and genetic aspects of uranium occurrences in the Kaipokok Bay-Big River area, Labrador. Econ. Geol., Vol. 73, No. 8, pp 1492-1522.

Gordanier, W.D. May 1979: Central Mineral Belt Project; Report on Exploration, 1979, (Winter). Unpublished report, Shell Canada Resources Ltd.

Hertel, M. P.Geo., Podhorski-Thomas, M. P.Eng., Durston, K. P.Geo., Edwards, C. P.Eng. and Allard, S. P.Eng., August 2009: NI 43-101 Technical Report, Michelin Uranium Project, Labrador, Canada. 221 pages.

Lacroix, P.A. and Cook, R.B., 2007: Technical Report on the Central Mineral Belt Uranium Project, Labrador, Canada. Report for NI 43-101, dated September 7 2007, 141 pages. File on Sedar.

Lewis Geoscience Services Inc., October 2007: Structural Geology Review, Central Mineral Belt Uranium Project, Labrador; Unpublished Report Prepared for Crosshair Exploration & Mining, 65 pages.

MacKenzie, L.M., 1991: Geology, geochemistry and metallogeny of the Burnt Lake Area, Central Mineral Belt Labrador, Canada. Unpublished M. Sc. Thesis. Memorial University of Newfoundland, St. John’s.

21-2

Mackenzie, L.M. and Wilton, D.H.C. 1987: Uranium, molybdenum and base metal sulphide mineralization in the Burnt Lake area, central Labrador: Three different styles of ore formation. In Current Research, Part A. GSC Paper 87-1A. pp 467-476.

McKenzie, W.L. December 1976: Central Mineral Belt Project; Report on Exploration; Unpublished report for Shell Canada Resources Ltd.

McKenzie, W.L. May 1977a: Diamond Drilling Report; Central Mineral Belt Project, Moran Property–B1 Zone. Unpublished report for Shell Canada Resources Ltd.

McKenzie, W.L. December 1977b: Central Mineral Belt Project, Report on Exploration 1977. Unpublished report for Shell Canada Resources Ltd.

Morgan, Jeffrey A. And Giroux, Gary H., July 2008: Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium Project, Labrador, Canada.  Report for Crosshair Exploration & Mining Corp.  237 pages.  Filed on Sedar.

Roscoe, W.E. and Cook R.B. November7, 2005: Report on the Moran Lake Uranium Property, Central Mineral Belt Newfoundland and Labrador, Canada. Report for Crosshair Exploration and Mining Corp. Filed on Sedar.

Ross, D.A. 2008: Technical Report on the CMBNW Property, Labrador, Canada. Prepared for Silver Spruce Resources and Universal Uranium Ltd. 99 pages.

Ross, K. 2007: Petrographic Study of the Moran Lake Deposit, Upper C Zone, CMB Uranium Project, Labrador, unpublished report. 38 pages.

Ryan, A.B. 1981: Volcanism, sedimentation, plutonism and Grenville deformation in the
Helikian basins of Central Labrador. In Proterozoic Basins in Canada. Edited by F.H.
A. Campbell. GSC Paper 81-10, pp 361-378.

Ryan, Bruce, 1984: Regional Geology of the Central Part of the Central Mineral Belt, Labrador. Mineral Development Division, Department of Mines and Energy, Government of Newfoundland and Labrador, Memoir 3.

Setterfield, T. and Tykajlo, R. December 2003: 2003 (First Year) Assessment report of airborne gravity and magnetic surveying on Licences 9387M, 9388M, 9390M and 9391M, Bruce River Property of Monster Copper Resources Inc, NTS 13K/07 and 13K/10, Central Labrador. Unpublished report, Monster Copper Resources Inc. [GSB# 013K/276]

Sparkes, Barry, P. Geo, 2010: Exploration Assessment Report for Eight Year (11833M,    Eighth Year (11833M, 11834M, 11835M), Seventh Year (09781M, 09783M), Sixth Year (10367M, 10368M), Fifth Year (10715M, 17564M, 17565M, 17566M, 17581M, 17569M, 11395M, 12616M, 12617M, 12618M), Fourth Year (11770M), Third Year (13427M, 13634M, 13635M), Second Year (14515M). CMB Project.

21-3

Sparkes, G.W. and Kerr, A., 2008.  Diverse Styles of Uranium Mineralization in the Central Mineral Belt of Labrador: An Overview and Preliminary Discussion.  In Current Research, Newfoundland and Labrador Department of Natural Resources, Geological Survey Report 08-1, pages 193-227.

Wardle, R.J. 2005: Uranium in Labrador. Department of Natural Resources, Government of Newfoundland and Labrador.

Wardle, R.J., Rivers, T., Gower, C.F., Nunn, G. and Thomas, A 1986: The northeastern Grenville Province: New Insights. In The Grenville Province. Edited by J.M. Moore, A. Davidson and A.J. Baer. GAC Special Paper 31, pp13-30.

Wilton, Derek H. C. 2008: Report on the SEM-MLA Analysis of Five Uranium –Bearing Polished Thin Sections from the Moran C Zone, unpublished report, 8 pages.

Wilton, Derek H. C. 2010:  Report on the Petrography and SEM-MLA Analysis of Vanadium–Bearing drill core samples from the Crosshair Exploration and Mining Corp. CMB property, unpublished report, 38 pages.

Wilton, Derek H. C. 1996: Metallogeny of the Central Mineral Belt and Adjacent Archean Basement, Labrador. Department of Mines and Energy, Geological Survey, Government of Newfoundland and Labrador; Mineral Resource Report 8.

22-1

22 SIGNATURE PAGE

This report titled “Technical Report on the Central Mineral Belt, (CMB) Uranium - Vanadium Project, Labrador”, and dated January 20, 2011, was prepared by and signed by the following authors:

“Barry A. Sparkes”
Dated at St. John’s, NL January 20, 2011.	Barry A. Sparkes, P. Geo Consultant
“Garry H. Giroux”
Dated at Vancouver, BC January 20, 2011	Gary H. Giroux, P. Eng Independent Consultant.

“C. Stewart Wallis”
C. Stewart Wallis P. Geo.
Dated at Vancouver BC January 20, 2011	President & CEO Crosshair Mining & Exploration Corp.

23-1

23 CERTIFICATES OF QUALIFICATIONS

BARRY A. SPARKES

I, Barry A. Sparkes, currently residing at.21 Cameo Drive, Paradise, NL, do hereby certify that:

1)	I graduated with a Bachelor of Science degree in Geology from Memorial University of Newfoundland in 2004.

2)	I am a registered member of the Professional Engineers and Geoscientists of Newfoundland and Labrador (PEG-NL), membership number G2467.

3)	I have practised my profession continuously since 1996 with several junior exploration and mining companies in Newfoundland and Labrador.

4)	During the period covered by this report, I was employed as a consultant to Crosshair Exploration & Mining Corporation.

5)
I have read the definition of “qualified person” as set out by National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined by NI43-101) and relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI43-101.

6)
This report titled “Technical Report on the Central Mineral Belt, (CMB) Uranium - Vanadium Project, Labrador”, and dated January 20, 2011, is based on a study of the information and data available on the CMB Project.  I am responsible for Sections 12 and 13.

7)	I most recently visited the CMB Property during July 5th .to 30th 2010.

8)
As of January 20, 2011, and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9)	I was not independent of the Issuer at the time I visited the property and supervised the sampling.

10)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated on this 20th day of January 2011.

“Barry A. Sparkes”

Barry A. Sparkes, P.Geo.

23-2

GARY H. GIROUX

I, G.H. Giroux, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1)	I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.

2)	I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M.A. Sc., both in Geological Engineering.

3)	I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

4)
I have practiced my profession continuously since 1970.  I have had over 30 years’ experience calculating mineral resources.  I have previously completed resource estimations on the Michelin and Jacques Lake Uranium deposits in Labrador’s Central Mineral Belt, for Aurora Energy Resources Inc.

5)
I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Instrument 43-101.

6)
This report titled “Technical Report on the Central Mineral Belt, (CMB) Uranium - Vanadium Project, Labrador”, and dated January 20, 2011, is based on a study of the data and literature available on the CMB Property. I am responsible for the Section 17, the resource estimation.

7)	I visited the property on Oct. 23 to 25, 2007, during the last major drill program.

8)
As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9)	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 20th  day of January, 2011

“G.H. Giroux”

G. H. Giroux, P.Eng., MASc.

23-3

C. STEWART WALLIS

I, C. Stewart Wallis, P. Geo., President of Crosshair Exploration & Mining Corp. with offices at 1240 – 1140 W Pender St, Vancouver, BC, V6E 4G1, certify that:

1.	I am a graduate of McMaster University, Hamilton, Canada, in 1967 with a Bachelor of Science degree in Geology.

2.
I am registered as a Professional Geologist in the Province of British Columbia (Reg. # 372) and Saskatchewan (Reg. # 10829), a Professional Geologist in the State of Wyoming (Reg. # PG-2616) and a Certified Professional Geologist registered with the American Institute of Professional Geologists.  I have worked as a geologist for a total of 40 years since my graduation.  My relevant experience for the purpose of this Technical Report includes the authorship of numerous Technical Reports on uranium properties throughout the world since 2005.

3.
I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI43-101.

4.	I have visited the property in September 2007.

5.	I am responsible for the supervision of the exploration work and overall preparation of the Technical Report excluding Sections 12, 13, and 17.

6.	I am not independent of the Issuer as I am President and CEO of the company and hold stock in the company.

7.	I have been involved with exploration on the Property that is the subject of the Technical Report since its acquisition in 2005.

8.	I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

9.
To the best of my knowledge, information, and belief, as of the date of this certificate, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 20th  day of January, 2011

“C. Stewart Wallis”

C. Stewart Wallis, P.Geo.

24-1

24 APPENDIX 1

PROPERTY HOLDINGS

Licence Number	Number of Claims	NTS AREA	Issuance Date	Licence Holder	Expenditures Required
09781M(1)	28	13K/10	December 1, 2003	Crosshair	2018	$25,200
09783M(1)	3	13K/06	December 1, 2003	Crosshair	2017	$1,771
10367M(2)	8	13K/03	November 15, 2004	Crosshair	2013	$1,504
10368M(2)	48	13K/06	November 15, 2004	Crosshair	2018	$43,200
10715M(3)	256	13K/06, 07	April 1, 2005	Crosshair	2013	$145,610
17564M(3)	216	13K/06	April 1, 2005	Crosshair	2013	$78,467
17565M(3)	187	13K/06	April 1, 2005	Crosshair	2016	$32,467
17566M(3)	166	13K/06	April 1, 2005	Crosshair	2013	$18,658
17581M(3)	194	13K/06, 07	April 1, 2005	Crosshair	2016	$48,187
17569M(3)	183	13K/02, 03, 06	April 1, 2005	Crosshair	2012	$34,400
11395M(3)	36	13K/06	November 16, 2005	Crosshair	2018	$32,400
11770M(3)	140	13K/06	February 28, 2006	Crosshair	2013	$17,673
11833M(1)	16	13K/07	July 22, 2002	Crosshair	2019	$19,200
11834M(1)	48	13K/06, 07	July 22, 2002	Crosshair	2019	$57,600
11835M(1)	27	13K/06, 07	July 22, 2002	Crosshair	2019	$32,400
12616M(3)	79	13K/06,07, 10,11	April 1, 2005	Crosshair	2015	$12,748
12617M*	89	13K/10	February 21, 2005	Crosshair	2013	$2,653
12618M+	252	13K/07, 10	January 31, 2005	Crosshair	2016	$72,568
13427M	105	13K/03	May 3, 2007	Crosshair	2012	$36,898
13634M	5	13K/03	July 5, 2007	Crosshair	2013	$2,386
13635M	10	13K/06	July 5, 2007	Crosshair	2013	$3,307
14515M	20	13K/07	January 24, 2008	Crosshair	2012	$5,834
TOTAL	2880

(1) claims under option from Lewis Murphy
(2) claims under option from Triassic Properties Ltd.
(3) claims staked by Crosshair Exploration and Mining Corp.
(*) includes 79 claims staked by Crosshair and 10 claims under option from Lewis & Noel Murphy
(+) includes 130 claims staked by Crosshair and 122 claims under option from Lewis & Noel Murphy

25 APPENDIX 2

DRILL HOLES USED IN 2011 RESOURCE ESTIMATE

Hole ID	Easting (NAD 27)	Northing (NAD 27)	Elevation	Length	Azimuth	Dip
C-01	632682.06	6038688.4	317.151	48.73	317	45
C-02	632652.5	6038647.29	314.455	57.93	317	45
C-03	632586.69	6038569.64	329.021	59.42	320	45
C-04	632514.3	6038504.37	343.233	61.2	317	45
C-05	632318.13	6038275.78	354.8	65.56	317	45
C-06	632198.9	6038080.99	348.352	77.84	317	45
C-07	632165.77	6038069.87	347.984	72.62	317	45
C-08	632207.63	6038173.06	350.908	53.73	317	45
C-09	632216.18	6038060.17	348.493	103.94	317	45
C-10	632197.67	6038043.61	348.329	103.63	317	45
C-11	632233.87	6038077.9	348.64	112.78	317	45
C-12	632248.41	6038023.95	347.688	165.8	317	45
C-13	632252.35	6038094.61	349.088	105.48	317	45
C-14	632253.72	6038093.13	349.106	110.03	317	70
C-15	632088.08	6038009.01	349.475	64.92	317	45
C-16	632090.14	6038007.14	349.664	63.15	317	90
C-17	632235.45	6038075.88	348.675	136.86	317	70
C-18	632057.94	6038040.57	348.815	66.14	317	45
C-19	632060.06	6038038.44	348.831	89.61	317	80
C-20	632064.38	6037841.61	366.868	53.34	317	45
C-21	632179.79	6037742.15	346.097	45.72	298	45
C-22	632580.56	6038430.64	334.64	145.09	317	45
C-23	632581.46	6038429.56	334.551	143.92	317	60
C-24	632562.66	6038450.17	337.456	68.89	317	45
C-25	632512.33	6038431.03	343.603	71.32	317	45
C-26	632661.98	6038485.86	328.671	150.27	317	45
C-27	632737.59	6038557.05	324.946	161.54	317	45
C-28	632787.37	6038649.81	310.432	95.4	314	45
C-29	632513.92	6038352.6	337.592	134.72	317	45
C-30	632442	6038286	347	106.07	317	45
C-31	632368.15	6038217.32	352.526	103.33	317	45
C-32	632322.16	6038143.57	353.48	113.69	317	45
C-33	632553.27	6038385.09	334.791	152.67	314	45
C-34	632625.32	6038453.95	331.848	151.48	317	45
C-35	632582.48	6038501.75	341.511	110.47	317	45
C-36	632611.72	6038769.45	285.895	46	332	45
C-37	632747.91	6038821.84	289.37	72.54	332	45
C-38	632748.34	6038821.08	289.368	83.28	332	70
C-39	632083	6038671	281.5	66.44	332	45
C-40	632083	6038671	281.5	72.54	332	70
C-41	632005.99	6038675.92	288.043	60.96	0	90
C-42	631895.82	6038608.43	289.519	81.99	0	90
C-43	632200	6038688	281.5	56.38	332	45
C-44	632200	6038688	281.5	53.94	332	70
C-45	632313	6038689	281.5	50.9	332	45
C-46	632313	6038689	281.5	54.25	332	70
C-47	632313	6038689	281.5	57.6	332	85
C-48	632433	6038690	281.5	99.97	332	45
C-49	632433	6038690	281.5	94.28	332	70
C-50	632524	6038735	281.5	71.93	332	45
C-51	632524	6038735	281.5	45.72	332	80
C-52	632154.7	6038566.55	287.236	128.01	332	45
C-53	632344.68	6038642.36	285.538	88.08	332	45
C-54	632897.76	6038869.46	274.834	47.24	332	45
C-55	633066.78	6038921.34	266.45	63.09	332	45
ML-01	632540.33	6038477.03	339.91	104.85	320.8	61
ML-02	632540.6	6038476.78	339.955	111.25	320.4	45
ML-03	632595.42	6038418.67	331.589	159.41	323.4	45
ML-04	632595.67	6038418.34	331.432	168.86	321.9	66
ML-05	632595.81	6038418.23	331.415	192.49	320	78
ML-06	632595.79	6038418.11	331.294	184.1	320	88
ML-07	632569.51	6038366.31	334.692	195.07	316.1	45
ML-08	632569.77	6038366.11	334.663	155.45	317.3	56
ML-09	632533.61	6038331.11	340.771	174.96	318.8	45
ML-10	632534.27	6038330.52	340.998	160.02	314.2	58
ML-11	632534.91	6038330	341.196	137.16	290.1	79
ML-12	632456.86	6038267.3	343.003	140.21	314.3	45
ML-13	632457.18	6038266.83	342.909	153.62	309.8	65
ML-14	632389.3	6038191.97	352.504	140.21	320.3	47.4
ML-15	632389.54	6038191.8	352.475	121.92	320.9	61.7
ML-16	632342.9	6038118.71	349.78	149.35	321.4	45
ML-17	632256.44	6038052.77	348.298	207.42	319	45.6
ML-18	632036.45	6038033.27	351.525	73.15	317.3	45.7
ML-19	632037.11	6038032.71	351.491	67.05	317.4	69.1
ML-20	632601.02	6038445.29	333.294	128.02	317.8	52.3
ML-21	632601.16	6038445.08	333.259	152.4	313.7	67.8
ML-22	632633.64	6038407.3	327.18	207.26	317.1	65.9
ML-23	632633.72	6038407.11	327.033	167.64	314.9	74.7
ML-24	632633.04	6038374.85	329.431	195.07	304.3	74
ML-25	632633.02	6038374.84	329.336	204.22	284.1	84.4
ML-26	632666.13	6038337.29	326.411	222.5	322.8	75
ML-27	632576.78	6038401.24	334.001	152.4	321.2	45.6
ML-28	632577.05	6038400.89	333.961	164.59	317.2	64
ML-29	632585.94	6038276.45	332.809	210.32	315.3	59.3
ML-30	632586.04	6038276.32	332.749	204.92	310.5	72.1
ML-31	632638.85	6038221.79	331.726	268.22	317.9	71.7
ML-32	632514.53	6038315.38	342.561	152.4	319.9	45.4
ML-33	632515.05	6038314.99	342.454	175.26	321.6	64.1
ML-34	632553.63	6038270.25	337.76	502.92	315.5	60
ML-35	632586.65	6038307.08	334.613	179.83	319.9	64.7
ML-36	632586.73	6038307	334.566	198.12	311.6	77.6
ML-37	632496.06	6038298.61	341.843	182.88	318.3	45.2
ML-38	632496.37	6038298.23	341.722	384.05	319.3	66.6
ML-39	632602.35	6038327.56	333.445	195.07	317.8	50.3
ML-40	632602.58	6038327.32	333.348	353.57	318.4	65.1
ML-41	632602.63	6038327.22	333.247	207.26	315.7	77.7
ML-42	632552.36	6038347.69	336.985	315.44	319.8	45.7
ML-43	632552.71	6038347.29	336.99	185.93	321.4	65
ML-44	632534.82	6038251.68	339.49	399.29	317.3	65.1
ML-45	632636	6038290.6	330.127	426.72	315	75.5
ML-46	632481.92	6038277.59	342.164	155.45	318.2	40.3
ML-47	632482.21	6038277.24	342.174	326.14	315.9	63.7
ML-48	632650.52	6038428.68	326.97	298.7	316.14	65.3
ML-49	632587.05	6038233.21	333.354	411.48	320.39	60
ML-50	632281.75	6038061.83	348.497	326.14	317.5	68.8
ML-51	632560.93	6038221.43	338.006	429.77	321.7	64.1
ML-52	632474.98	6038249.51	342.669	347.37	311.3	63.5
ML-53	632659.47	6038307.75	327.369	374.9	317.8	60.6
ML-54	632628.34	6038263.1	330.866	423.67	318.8	70.9
ML-55	632428.14	6038240.21	346.089	344.42	316.3	44.7
ML-56	632569.42	6038328.77	340.083	344.42	318.2	59.6
ML-57	632293.58	6038115.55	353.375	188.98	317.1	46.1
ML-58	632158.67	6038005.49	349.404	167.64	315.5	45.9
ML-59	632362.36	6038163.76	351.808	395	319.4	44.9
ML-60	632463.18	6038204.44	346.476	418.5	316.8	49
ML-61	632463.79	6038203.88	346.27	450.1	309	78.6
ML-62	632412.65	6038108.75	353.838	242	317.5	45.7
ML-63	632413.1	6038108.32	353.858	463	319.01	70.3
ML-64	631954.58	6038489.64	291.908	195	317.23	64.2
ML-65	631826.12	6038499.84	288.357	264	311.45	64.2
ML-66	632516.18	6038238.64	340.781	245	315.57	64.3
ML-67	632402.94	6038627.85	289.113	168	322.96	64.5
ML-68	632528.75	6038188.96	343.349	218	322.85	50.5
ML-69	632091.48	6038324.15	364.733	285	318.93	65
ML-70	632529.08	6038188.51	343.296	464	316.5	80.1
ML-71	632394.52	6038367.34	347.714	276	325.5	63.2
ML-72	632252.13	6038432.1	358.362	252	324.5	64
ML-73	632471.99	6038122.13	350.978	464.02	315.1	75.8
ML-74	632344.98	6038026.71	350.207	484.34	323.2	70
ML-75	632649.95	6038428.36	327.062	308	317.6	44.8
ML-76	632684.7	6038392.59	324.392	341	316.01	69.2
ML-77	632356.69	6038135.8	352.62	377	316.6	59.3
ML-78	632265.3	6038227.15	356.151	353	315	44.2
ML-79	632285.53	6038092.45	348.948	395	317	62
ML-80	632179.02	6038204.21	347.43	341	317	67
ML-81	632183.78	6038125.53	348.785	80.05	317	45
ML-82	632669.05	6038252.76	332.042	464.5	310.4	73.9
ML-83	632450.71	6038364.75	348.394	125	313.2	45
ML-84	632071.33	6037996.79	354.017	137	316.9	54.3
ML-85	632670.18	6038444.03	325.37	182.69	319.1	45.6
ML-86	632424.42	6038154.1	353.27	385	318.8	55.8
ML-87	632704.07	6038406.49	320.97	200	318.9	45.9
ML-88	632704.23	6038406.21	320.88	323	316.4	63.3
ML-89	632566.04	6038479.93	341.37	113	315.6	42.5
ML-90	632566.88	6038479.15	341.38	119	319.2	69.7
ML-91	632620.69	6038347.01	332.15	203	316.8	48.9
ML-92	632620.84	6038346.85	332.03	192	314.5	67.5
ML-93	632743.27	6038412.23	317.2	239	315.2	44.3
ML-94	632743.55	6038411.99	317.18	255	314.2	56.7
ML-95	632427.41	6038264.19	345.27	138	318.9	43.7
ML-96	632428.19	6038263.43	345.4	140	325.9	78.2
ML-97	632775.53	6038402.75	316.07	359	318.8	45
ML-98	632775.75	6038402.67	315.8	329.49	318.8	55
ML-99	632391.65	6038234.07	350.24	137.05	311.4	45.4
ML-100	632392.39	6038233.5	350.28	131	318.8	70
ML-101	632360.87	6038193.47	351.81	146	320	44.9
ML-102	632704.31	6038406.5	320.9	180.5	325.4	50
ML-103	632633.64	6038406.12	327.29	170	337.3	49.7
ML-104	632650.71	6038427.4	327	153.23	333.5	62.4
ML-105	632035.51	6037998.24	357.45	134	317.6	44.7
ML-106	632036.03	6037997.75	357.4	116	316.1	65.2
ML-107	632736.71	6038385.08	318.89	353	317.2	68.1
ML-108	632036.29	6037997.56	357.39	158.45	312.9	78.2
ML-109	632061.21	6038072.79	348.12	95	322.9	45.4
ML-110	632061.73	6038072.21	348.07	53	321.4	75
ML-111	632187.35	6038104.69	348.81	89	320.67	44.7
ML-112	632187.85	6038104.16	348.83	71	322.3	69.4
ML-113	632739.07	6038441.42	319.37	319	321.3	45.6
ML-114	632447.01	6038069.38	350.79	455	323	70.1
ML-115	632702.54	6038217.82	332.3	180.68	318.2	69.3
ML-116	632702.76	6038217.61	332.3	533	318.2	77.9
ML-117	632493.82	6038316.79	340.33	173	322.9	43.5
ML-118	632494.44	6038316.03	340.72	170	321.5	64.2
ML-119	632494.84	6038315.55	340.52	167	313	85
ML-120	632740.17	6038249.14	327.19	282.5	313.5	55.1
ML-121	632740.17	6038249.14	343	251	311.5	68.7
ML-122	632532.48	6038312.53	344.24	176	320.5	44.5
ML-123	632533.02	6038311.85	344.42	167	318.2	65.6
ML-124	632533.31	6038311.56	344.33	185	311.6	84
ML-125	632561.96	6038317.65	342.29	180	316.6	49.4
ML-126	632562.23	6038317.35	342.22	179	314.2	61.4
ML-127	632562.46	6038317.16	342.09	180	315.2	76.9
ML-128	632017.18	6037977.38	361.45	110	320.1	44.3
ML-129	632017.63	6037976.92	361.41	137	317.2	65.4
ML-130	632692.27	6038460.68	324.73	311	319.1	44
ML-131	632692.77	6038460.27	324.62	160	319.1	60.3
ML-132	632411.67	6038373.44	347.57	80	317	43
ML-133	632412.23	6038372.81	347.47	80	311.8	65.6
ML-134	632412.44	6038372.67	347.48	89	321.8	80.3
ML-135	631990.58	6037972.3	363.87	107	318	44.4
ML-136	631991.06	6037971.79	363.87	110	315.2	65.9
ML-137	631991.2	6037971.59	363.76	149	315.7	77.8
ML-138	632380.61	6038367.7	346.49	82	314.1	43.5
ML-139	632381.61	6038366.68	346.78	82	310.5	67.3
ML-140	632381.83	6038366.46	346.84	80	294.2	85
ML-141	632737.08	6038486.08	320.16	192	309.8	59.8
ML-142	632737.43	6038485.74	320.09	219	311.9	78.2
ML-143	632040.61	6037953.8	364.72	128	319.9	65.4
ML-144	632666.04	6038526.84	329.4	257	313.4	45.6
ML-145	632666.52	6038526.4	329.33	151.1	312.1	68.2
ML-146	631970.72	6037953.82	366.8	98	321.7	45.7
ML-147	631971.24	6037953.36	366.78	131	320.7	63.5
ML-148	631971.38	6037953.08	366.75	137	321.9	76.6
ML-149	632736.81	6038486.2	320.23	329	312.7	48
ML-150	632681.04	6038544.49	328.91	140	322.1	43.3
ML-151	631991.7	6037928.09	371.89	152	318.2	67.4
ML-152	631991.87	6037927.84	371.92	185	319.4	81.1
ML-153	632772.34	6038522.52	321.5	317	318.6	44.1
ML-154	632772.34	6038522.52	321.5	335	312.4	77.7
ML-155	631932.9	6037916.69	373.28	93	319.8	42.4
ML-156	631933.81	6037915.82	373.43	141	316.5	64.6
ML-157	631934.05	6037915.61	373.5	140	316.7	76.7
ML-158	631956.2	6037932.46	370.67	134	320.7	42.1
ML-159	631956.98	6037931.53	370.68	146	322.8	78
ML-160	631914.81	6037902.39	368.17	81.5	319.4	45.3
ML-161	631914.81	6037902.39	368.17	125	320.5	78.3
ML-162	631971	6037887	373	175	317.8	66
ML-163	631897.14	6037885.4	369.85	101	321.1	45.8
ML-164	631897.14	6037885.4	369.85	131	321.5	77
ML-165	632772.34	6038522.52	321.5	303	317.4	60.3
ML-166	632863	6038573	317	335	318.9	44.3
ML-167	632863	6038573	317	59	318	67
ML-168	631862.26	6037849.87	378.8	65	316.3	44.8
ML-169	631862.26	6037849.87	378.8	173	317	78
ML-170	631834	6037806	375	68	313.6	46.4
ML-171	631834	6037806	375	119	317.2	74
ML-172	631804.35	6037768.81	370.89	83	319.5	43.2
ML-173	631804.35	6037768.81	370.89	134	314.1	73.8
ML-174	632446	6038397	346.12	89	317.3	45.8
ML-175	632446	6038397	346.12	89	317.8	67.3
ML-176	632446	6038397	346.12	110	308.5	86.1
ML-177	632110	6038080	348.04	75	318.2	42.8
ML-178	632110	6038080	348.05	88	313.9	75.5
ML-179	632018	6037830	368.61	260	317	61.8
ML-180	631982	6037795	368.39	266	318.3	58.8
ML-181	631945	6037762	368.02	236	317.8	60.1
ML-182	631945	6037762	368.03	278	318.7	68.3
ML-183	632673.78	6038192.4	332.923	326	316	72.6
ML-184	632607.78	6038184.41	340	329	319.6	72.6
ML-185	632799.01	6038452.01	319.106	233	319.2	65
ML-186	632765.78	6038600.4	314.223	273	320.7	45
ML-187	632680.78	6038777.4	295.003	121	322.3	60.2

26 APPENDIX 3

SEMIVARIOGRAMS

C0 = .200

C1 = .570

C2 = .230

A1 = 10.0

A2 = 120.0

Number of Pairs
1092
15044
40426
35252
111688
85326
87037
188023
133129
270203
273668
205260
396032
308575
371887
467768
369631
460104
464693
488154
539507
490478
575063
509010
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

C ZONE V205 - AZ 43 DIP 0

C0 = .200

C1 = .570

C2 = .230

A1 = 20.0

A2 = 70.0

Number of Pairs
17868
41563
39113
38154
39788
39437
40433
40780
39409
34313
25946
16672
7576
4016
2904
2828
2944
2425
1914
1470
1165
860
587
382
244
139
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

C ZONE V205 - AZ 313 DIP -50

C0 = .200
C1 = .570
C2 = .230
A1 = 20.0
A2 = 100.0

Number of Pairs
218 3990 12949 24225 32347 45366 51556 66946 78991 93270 97817 108982 114066 113686 113332 108883 108448 108071 106979 104004 93822 89024 78689 70998 60625 55125
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

C ZONE V205 - AZ 133 DIP -40